This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 000–28011

RAMIRO SÁNCHEZ DE LERÍN
General Vice Secretary
and Vice Secretary to the Board of Directors
TELEFÓNICA, S.A.

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby submits the following

NOTICE

In accordance with the information disclosed by Telefónica, S.A. pursuant to Rule 425 on March 11th, Telefónica, S.A., in its capacity as acquiring company, has today filed with the Securities and Exchange Commission (SEC) an amendment to the F–4 form filed by the Company this past March 7th , 2005 in order to complete and update the information contained in that original document.

This amendment to the F–4 form includes the following documents as appendices: (i) the Report of the Directors of Telefónica, S.A., approved by its Board of Directors at the Board meeting held on April 13th , 2005; (ii) Report of the Directors of Terra Networks, S.A., approved by its Board of Directors at the Board meeting held on April 12th, 2005; and (iii) the report issued on April 12th, 2005 by the independent expert "KPMG Auditores, S.L.", named by the Companies Registry of Madrid on March 3rd, 2005.

Both Companies consider it appropriate to hereby submit those documents with this notice to the securities markets.

Madrid, April 14th, 2005

REPORT OF THE DIRECTORS OF TELEFÓNICA, S.A. ON THE PLAN FOR THE MERGER BY ABSORPTION OF TERRA NETWORKS, S.A. INTO TELEFÓNICA,S.A.

Madrid, April 13, 2005

REPORT OF THE DIRECTORS OF TELEFÓNICA, S.A.

ON THE PLAN FOR THE MERGER BY ABSORPTION

OF TERRA NETWORKS, S.A. INTO TELEFÓNICA,S.A.

______________

  INTRODUCTION

  At meetings held on February 23, 2005, the Boards of Directors of TELEFÓNICA, S.A. (hereinafter, "Telefónica") and TERRA NETWORKS, S.A. (hereinafter, "Terra"), approved the Merger Plan of Telefónica and Terra, which has been prepared and signed by the directors of each company (with the abstentions and absences indicated in the Merger Plan itself), pursuant to the provisions of Section 234 et. seq. of the Spanish Corporations Act, and has been deposited with the Commercial Registries of Madrid and Barcelona on March 2, 2005 and March 3, 2005, respectively.

  In compliance with the provisions of Section 237 of the Corporations Act, the directors of Telefónica prepare and approve, upon the terms set forth below, the detailed report of the directors regarding the Merger Plan (hereinafter, the "Report"), which, in accordance with the provisions of such Section, provides a detailed explanation and rationale of the legal and financial aspects of such Plan.

  The Report has been divided into three parts. The first part contains the strategic reasons for the transaction (see Section 2 below). The second part contains a review of the legal aspects of the transaction; basically the procedure for the merger (see Section 3 below). The third and final part covers financial aspects, paying particular attention to the calculation of the exchange ratio and particular valuation difficulties (see Section 4 below).

  STRATEGIC REASONS FOR THE TRANSACTION

   2.1 Recent Changes in the Telephony and Internet Businesses.

Like many other Internet companies, Terra has evolved within the context of a strategic model based on a separation between the Telephony business and the Internet service provider (ISP) business. Notwithstanding other prior circumstances, it has recently (more specifically, during the last twelve months) become manifestly obvious, in a clear and distinct manner, that an irreversible crisis is affecting the traditional model of the pure Internet services provider, and that, in parallel, a new model based on the operational integration of the Telephony and Internet businesses has appeared in the telecommunications market.

The root of these changes lies in the emergence, development, and blossoming of broadband technology applied to Internet access, which has led to the blurring - especially in the last year, during which its penetration and growth have accelerated exponentially - of the traditional line of separation between the above–mentioned Telephony and Internet businesses.

In fact, the following phenomena have recently become evident:

  The explosion of broadband technology has fostered a new dynamic in the supply market, with which synchronization can only be obtained based on a complete interweaving of network functions and the provision of services or, put another way, the integrated managed of the connectivity, access and service layers. In this scenario, Internet access providers need to become communications operations in order to compete in the market. For such reason, they must either invest in network infrastructure (which would compromise their viability, given the time required for the maturation of the investment and the high capital cost of addressing it) or else become fully integrated with the network operators, who already have the necessary infrastructure and technical and human resources.
  Moreover, on the demand side, today's customer is not content with Internet access alone. Users' preferences are becoming increasingly oriented towards integrated offerings (voice, images, Internet access, etc.), for which it is necessary to hold a position as operators who can offer all of the services that the market demands, and thereby compete with other entities that are able to provide all of these services to the end customer.
  In addition, the technological evolution of the services - the rapid increase in connection speeds, the technical complexity needed to provide high–quality audiovisual content, the required interoperability of the various elements of the offering (e–mail, messaging, voice mail, content consumption, etc.) - demands increasingly greater capabilities, scale, and resources in order to stay competitive in a market that is growing in size but whose offerings are constantly changing.

All of this explains the activities of competing groups aimed at making bandwidth the center or core of their strategy, and, consequently, at reintegrating the Telephony and Internet businesses. The most recent examples are the mergers of France Telecom and its Internet subsidiary Wanadoo, and of Deutsche Telekom and T–Online. The proposed merger of Telefónica and Terra contained in the Merger Plan obeys the same logic.

   2.2 Reasons for and Objectives of the Merger.

As explained in the Merger Plan, the Boards of Directors of Telefónica and Terra believe that it is absolutely necessary to take the path of integrating their Telephony and Internet businesses in order to have any guarantee of success in dealing with the challenges posed by the development of the industry, technological change and customers' new needs. It is thus intended to create a customer–oriented business segment able to offer customers integrated solutions in the telecommunications market that consolidates access, voice and video over ADSL.

The Boards of Directors of Telefónica and Terra see the merger as a strategic imperative of this highest order, and as an outstanding opportunity for mutual advantage. The shareholders of both Terra and Telefónica will benefit from it.

Although the merger will depend in part on the ability of the directors of the acquiring company to obtain the expected business opportunities and synergies, it can be affirmed that the integration of the businesses of Telefónica and Terra resulting from the merger will make it possible:

  To strengthen the competitive positioning of Terra and Telefónica in the above–referenced markets, which will translate into an increase in customers and an expanded share of the market. This is the case because of (i) the greater capacity of the unified firm to respond to the integrated offerings of competitors; (ii) the improved position for creating new services that optimize the use of the Telefónica's network capabilities (which is critical for services with a need for greater bandwidth, greater security, etc.) and that integrate them fully into the service provided to the end customer; (iii) the strengthening of the offering made to the market, combining the positive attributes of the Telefónica and Terra brand names, which in turn will make it possible to strengthen the leadership of the combined company; (iv) the greater scale of operations, which will make it possible to undertake innovative projects that would now be more difficult to undertake; and (v) the greater leveraging of the commercial resources of the two companies, e.g., proprietary channels, third–party channels, joint advertising, etc. In particular, the integration of Terra and Telefónica will allow for improved positioning of the acquiring company as a leader in the Internet portal market, given that it will be able to extend the use of the portal to Telefónica's customer base, will facilitate the establishment of alliances with leading content providers, and will allow for the provision of highly integrated network services.

  To make better use of current customer bases, through (i) the ability to define and implement a global strategy based on customer segments, beyond the current product–based vision; (ii) increased penetration; (iii) an increase in the loyalty of existing customers, by reducing churn rates through the packaged sale of services; (iv) increased cross–sales of services; and (v) the resulting increase in per–customer earnings.

  To minimize costs and optimize investments, through (i) the integrated management of networks and platforms (provision of services, billing, CRM/customer service, etc.), with the additional benefit of greater quality for the end customer, through end–to–end management; (ii) the rationalization of investments that are particularly relevant, given the growing needs for an ability to manage new services that are broadband intensive; (iii) the total elimination of duplication in the development of new services; (iv) the streamlining of corporate structures, eliminating duplications and thereby improving management and increasing efficiency; and (v) an increased ability to achieve synergies in the purchases of contents and services. In particular, the integration of Terra and Telefónica will allow for strengthening access to the Internet business, given that, by participating in the Telephony operating business, there will be a reduction in financial risk as well as the risk of acquisition of technical and marketing capabilities associated with the open loop leasing system, and a significantly higher value will be captured as compared to the re–sale of access on a wholesale basis.

  To facilitate the exploitation of the opportunities for growth in new markets, using broadband Internet access as an offering that is more attractive and competitive than fixed–base telecommunications (a factor that is particularly relevant in terms of the expansion of the Brazilian market).

  To develop a single strategy and to promote and create businesses in the e–commerce field and general gateways for access to information and advertising, as a result of the major growth of broadband Internet access in all markets.

  LEGAL ASPECTS OF THE MERGER PLAN

   3.1 Legal Structure of the Merger Transaction

The legal structure selected for the integration of the businesses of Telefónica and Terra is the merger by absorption of Terra (the acquired company) by Telefónica (the acquiring company), with the dissolution without liquidation of Terra and the en bloc transfer of all of its assets and liabilities to Telefónica which will acquire, by universal succession, all of the rights and obligations of Terra.

Such en bloc transfer entails the acquisition by Telefónica in a single act of all of the elements comprising the assets and liabilities of Terra. Therefore, there will be a transfer all of Terra's rights and obligations and, in general, all of its legal relationships, which shall continue in force even though the holder thereof will change, except in those events in which a change in the holder of the legal relationship entails the termination thereof.

At the same time, the merger entails the shareholders of Terra (other than Telefónica) becoming shareholders of Telefónica through the allocation to them of shares representing a portion of the capital stock of Telefónica in proportion to their respective interest in the capital stock of Terra pursuant to the terms set forth in the Plan.

The basic commercial regulation of merger transactions is contained in Sections 233 et. seq. of the Corporations Act and Sections 226 to 234 of the Regulations of the Commercial Registry.

   3.2 Analysis of Legal Aspects of the Merger Plan

The absorption Merger Plan has been prepared following the rules of Sections 234 and 235 of the Corporations Act.

In addition to the minimum disclosures required by the Corporations Act, the Merger Plan includes and expands upon other aspects, the inclusion of which has been deemed appropriate by the directors of Telefónica and Terra.

3.2.1  Identification of the Entities Participating in the Merger

Pursuant to the provisions of Section 235(a) of the Corporations Act, Section 2 of the Plan identifies the companies participating in the merger, with each of their corporate names, their respective domiciles, and information identifying their registration with the Commercial Registry and their Tax ID Number.

The choice of Telefónica as the acquiring company is due not only to its larger size and market capitalization or the fact that Terra is a 75%–owned subsidiary of Telefónica, but also to the strategic reason for the transaction, which is to integrate the Telephony business with the Internet business.

3.2.2  Merger Exchange Ratio

Pursuant to Section 235(b) of the Corporations Act, Section 3 of the Plan contains the merger exchange ratio. The exchange ratio has been determined on the basis of the actual value of the assets of the entities participating in the merger, and is two (2) shares of Telefónica, each having a par value of one Euro, for every nine (9) shares of Terra, each having a par value of two Euros. The shares of Telefónica that are delivered in exchange shall have the same characteristics and rights as Telefónica's other outstanding shares. No additional cash compensation is planned.

Section 4 of this report contains a financial analysis of the merger exchange ratio.

3.2.3  Merger Balance Sheets

Section 4 of the Merger Plan specifies that for the purposes set forth in Article 239.1 of the Corporations Act, the balance sheets for the merger shall be deemed to be the balance sheets of TELEFÓNICA and TERRA as of December 31, 2004, which have been verified by their respective auditors and which will be submitted for the approval of the shareholders at their respective General Shareholders' Meetings prior to the adoption of the merger resolution.

Although the reference to the merger balance sheets is not explicitly required by Section 235 of the Corporations Act, it has been deemed that it is supplemental to the information that has been deemed appropriate to mention in the Plan.

3.2.4  Procedure for the Exchange of Shares

Section 5 of the Plan complies with the requirement set forth in Section 235(c) of the Corporations Act that mention be made of the procedure for exchanging the shares of companies that are to be cancelled.

Section 6 of the Plan provides that, if necessary, Telefónica may increase its share capital by the amount necessary and issue the exact number of shares needed to make the exchange for Terra shares in accordance with the exchange ratio established in the Plan, in application of the provisions of Section 249 of the Corporations Act. This section also provides that the increase in capital may be reduced by the delivery to Terra shareholders of old shares held in Telefónica's treasury. In this sense, the Telefónica's Board of Directors has ultimately chosen to satisfy the entire exchange by means of the delivery of old Telefónica shares that are in the company's treasury, and will therefore propose at the General Shareholders' Meeting that Telefónica fully satisfy the exchange by means of the delivery of Telefonica's own shares. Therefore, there will be no proposal at the General Shareholders' Meeting for Telefónica to increase its capital in order to satisfy the exchange of shares arising from the merger.

Therefore, once the merger has been approved by the shareholders acting at the General Shareholders' Meetings of Telefónica and Terra and the merger has been recorded with the Commercial Registry, Telefónica will deliver to Terra shareholders the shares that Telefónica holds in treasury, in accordance with the exchange ratio described above. As referred to above, such exchange shall take place upon the recording of the merger instrument with the Commercial Registry of Madrid, and will be effected by the relevant financial entity and during the period indicated in the announcements to be published in the Official Gazette (Boletín Oficial) of the Commercial Registry and in two widely–circulated newspapers in Madrid and Barcelona.

Pursuant to the prohibition established in Section 249 of the Corporations Act, there will be no exchange of Terra shares that it holds in treasury or that are held by Telefónica or by any person acting in their own name but on behalf of Terra or Telefónica. Taking into account that Terra does not expect to reduce its direct holdings of treasury shares, currently 7,000,000 shares of Terra's own stock, and that Telefónica, in order to allow for the total number of Terra shares that are to participate in the exchange to be a multiple of the exchange ratio, plans to acquire seven additional Terra shares prior to the call of Terra's General Shareholders' Meeting, the exchange of Terra shares will require that Telefónica deliver a maximum of 29,274,686 of its own shares, which will be frozen as of the date of adoption of the merger resolution. All of the shares of Terra will be cancelled as a result of the merger.

The exchange of Terra shares for Telefónica shares shall be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Securities Registration, Clearing, and Liquidation Systems Management Company, Inc.) (Iberclear) that are depositories thereof.

Pursuant to the provisions of paragraph (d) of Section 5 of the Merger Plan, those shareholders of Terra who hold shares representing a fraction of the number of Terra shares designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell Terra shares in the market in order to reach the number of Terra shares that are a multiple of nine.

Without prejudice to the foregoing, and pursuant to the provisions of Section 5 of the Plan, the Boards of Directors of Telefónica and Terra, after due conversations, will submit for approval at their respective General Shareholder Meetings a mechanism designed to facilitate the exchange with those Terra shareholders who are holders of a number of shares that is not a multiple of nine (9). The basic terms and conditions of such mechanism are as follows:

  Taking into account that the exchange ratio for the merger is equivalent, in singular terms, to the delivery of one Telefónica share for every 4.5 shares of Terra, at the close of the last session for trading in Terra stock on the Spanish stock exchanges (hereinafter, the "Reference Date"), each shareholder of Terra who, by application of such singular exchange ratio of one Telefónica share for each 4.5 Terra shares, is entitled to receive a whole number of Telefónica shares, and who has an odd–lot residue of less than 4.5 Terra shares, may transfer such residue to the odd–lot agent appointed for such purpose (hereinafter, the "Odd–Lot Agent"), all with the understanding that for the calculation of the odd–lot corresponding to each shareholder position, all of the Terra shares forming such position will be calculated.

Likewise, a Terra shareholder who is the owner of less than 4.5 Terra shares will be able to transfer such shares to the Odd–Lot Agent. It shall be deemed that each shareholder of Terra accepts the odd–lot acquisition system, without having to remit instructions to the relevant entity participating in Iberclear, which shall inform the shareholder of the results of the transaction once it has been concluded.

  Given the agreed exchange ratio, and regardless of the number of shares comprising each shareholder's position, the only circumstances under which the acquisition of odd–lots may take place are the following:

Number of Terra shares	Corresponding Telefónica shares by virtue of the exchange	Odd–lot shares of Terra subject to the odd–lot acquisition system
1	0	1
2	0	2
3	0	3
4	0	4
5	1	0.5
6	1	1.5
7	1	2.5
8	1	3.5
9	2	0

  Therefore, in any shareholder position, an odd–lot will range between a minimum of 0.5 Terra shares and a maximum of 4 Terra shares.

  The acquisition price of the odd–lots will be determined based on the arithmetic mean of the average weighted prices of Terra shares on the Automated Quotation System (Sistema de Interconexión Bursátil) (continuous market) for the last three trading sessions for Terra stock on the Spanish stock exchanges. If the odd–lot in question is other than one share, its acquisition price shall be calculated based on the same criterion set forth herein, but in a proportion corresponding to the specific amount of the odd–lot.

  The entity appointed as the Odd–Lot Agent, acting on its own behalf, will acquire the odd–lot shares remaining in the positions existing at the close of the trading session corresponding to the Reference Date. The shares or fractions of shares of Terra acquired by the Odd–Lot Agent shall be exchanged for the number of Telefónica shares set forth in the Merger Plan.
3.2.5  Date from which the Shares Delivered in Exchange will Carry the Right to Participate in Corporate Earnings and Date of the Merger for Accounting Purposes

In compliance with the provisions of the second sub–section of Section 235(c) of the Corporations Act, Section 7 of the Plan sets January 1, 2005 as the date from which the shares delivered by Telefónica in exchange will give their holders the right to participate in Telefónica's corporate earnings under the same terms as the other shares currently in circulation. After the registration of the merger instrument with the Commercial Registry, the holders of Telefónica shares delivered in exchange for Terra shares will participate in distributions paid by Telefónica with rights equal to the holders of all other Telefónica shares. This means that the shares delivered in exchange will participate in the corporate earnings of Telefónica for the fiscal year beginning January 1, 2005.

In addition, and pursuant to the provisions of paragraph d) of Section 235 of the Corporations Act, Section 9 of the Plan sets January 1 2005 as the date from which the Terra transactions are deemed for accounting purposes to have taken place on behalf of Telefónica.

3.2.6  Special Rights and Benefits Extended to Directors and Independent Experts

Pursuant to the provisions of Section 235(e) of the Corporations Act, Section 10 of the Plan provides that the shares to be delivered by Telefónica shall not give special rights to the holders thereof.

Likewise, such section states that there are no special Terra shares or owners of special rights in Telefónica other than the shares, except for those belonging to the beneficiaries (employees, officers and directors of companies in the Terra group) of stock option plans described in the last paragraph of Section 5 of the Plan. Following the registration of the merger with the Commercial Registry, Telefónica will succeed Terra as the entity bound by such plans, which will be amended in accordance with the exchange ratio established in the Plan. Thus, Terra stock option rights shall be automatically converted into Telefónica stock option rights, upon the terms resulting from the exchange ratio established in the Merger Plan. All references to Terra or, as applicable to Lycos Inc. or to Lycos Virginia in such option plans shall be deemed to be made to Telefónica starting on the date of registration of the merger.

In addition, as set forth in Section 5 of the Plan, in order not to prejudice the interests of the beneficiaries of such plans, Telefónica will establish, if necessary, mechanisms to ensure that due attention will be given to the commitments assumed by Terra in connection with such stock option plans. In this regard, no specific mechanism is expected to be established in order to meet the commitments assumed by Terra with respect to the stock option plans outside of the provisions above, given that there is no obligation in such plans to establish specific mechanisms, nor is it considered necessary under the current market situation.

For its part, Section 11 of the Merger Plan, in compliance with the provisions of Section 235(f) of the Corporations Act, provides that no benefits in Telefónica of any type shall be extended to the directors of any of the entities participating in the merger, or to KPMG Auditores S.L., the independent expert appointed by the Commercial Registry to prepare the mandatory report regarding the Plan.

3.2.7  Other Mentions of the Merger Plan

The Merger Plan contemplates other matters, the mention of which, like some of the content already commented on, is not expressly required by applicable legislation. As in the cases already analyzed, these are matters whose importance has caused the directors of the companies participating in the merger to believe that the inclusion thereof would be appropriate. Such matters are summarized below:

  Dividends.– Section 8 of the Plan describes the distributions and dividend payments that Telefónica and Terra expect to make and that have been taken into consideration for the preparation of the Merger Plan and the determination of the exchange ratio.

Telefónica plans to make the following distributions:
  Payment of a dividend based on the earnings for the fiscal year ending December 31, 2004, which will be paid on May 13, 2005. This dividend was announced by the Board of Directors at its meeting held on January 26, 2005. On February 23, 2005, the Board of Directors resolved to set the amount of such dividend at 0.23 Euros per share. As indicated in Section 7 of the Plan, Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from such dividend. This has therefore been taken into account for the formulation of the exchange ratio.

  A portion of the reserve for additional paid–in capital will be distributed by means of the delivery of Telefónica's treasury stock, at the ratio of one share of treasury stock for each twenty–five shares owned by the shareholder, charged against the reserve for additional paid–in capital. The proposal for such distribution plan was approved by the Board of Directors at its meeting held on November 24, 2004. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica. The payment is expected to be made during the days following the meeting and, in any event, before the merger of Telefónica and Terra is recorded with the Commercial Registry. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from such distribution. This has therefore been taken into account for the formulation of the exchange ratio

  The payment of a dividend with a charge against the reserve for additional paid–in capital, which should be paid on November 11, 2005. This proposal for this dividend was announced by the Board of Directors at its meeting held on November 24, 2004. The effectiveness of the distribution is subject to the corresponding approval by shareholders at the Ordinary General Shareholders' Meeting of Telefónica. The exact amount of such dividend is expected to be 0.27 Euros per share. Unlike the provisions for dividends described above in subsections (i) and (ii), this dividend will be received by both the Telefónica shareholders and the Terra shareholders who become Telefónica shareholders as a result of the merger. This has therefore not been taken into account for the formulation of the exchange ratio

Terra expects to pay a dividend in the amount of 0.60 Euros per share, with a charge against the "Reserve for Additional Paid–In Capital" account. The proposal for such distribution was approved by the Board of Directors at its meeting held on February 23, 2005. The effectiveness of the distribution is subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra. Payment is expected to be made during the days following the meeting and, in any event, before the merger of Telefónica and Terra is recorded with the Commercial Registry. Only the shareholders of Terra will benefit from such distribution. This has therefore been taken into account for the formulation of the exchange ratio

  Tax Regulations.– Section 12 of the Plan provides that the merger transaction will be governed by the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law, for which purpose the merger transaction will be reported to the Government Inspection Office of the Ministry of Finance in accordance with the terms of Section 96 of such Consolidated Text and related provisions.

  Bylaw/Charter Amendments.– Section 13 of the Plan provides that in the context of the merger transaction, the Boards of Directors of Telefónica and Terra may submit for the approval of the shareholders at their respective General Shareholders' Meeting the bylaw/charter amendments of Telefónica that pertain to the Plan itself, and such others that are mutually decided upon.

In this regard, it is expressly stated that the Boards of Directors of Telefónica and Terra have not agreed to submit for approval at their respective General Shareholders' Meetings any amendment to Telefónica's charter/bylaws with respect to the merger. It is noted, however, that Telefónica plans to reduce its capital stock in order to retire shares pursuant to the TIES Program.

  Appointment of Independent Expert.– Section 14 of the Plan provides that the directors of Telefónica and Terra have asked the Commercial Registry of Madrid to appoint a single independent expert for the preparation of the report on the Merger Plan referred to in Section 236 of the Corporations Act.

The Commercial Registry of Madrid appointed KPMG Auditores, S.L. as independent expert, and such expert accepted the appointment on March 3, 2005.

  Administrative Authorizations.– Finally, Section 15 of the Project refers to the notices, authorizations and registrations upon which the effectiveness of the merger between Telefónica and Terra is conditioned.

It is not expected that authorizations or registrations in Spain or the other jurisdictions in which both companies are present need be effected or obtained in order for the merger to become effective, other than with respect to the registration of the "Form F–4" that has been submitted to the United States Securities and Exchange Commission. The National Securities Market Commission has been notified of the submission of this form, as well as the contents thereof, by means of a Communication of Relevant Facts.

   3.3 Implementation of the Legal Process for Merger by Absorption

Below is a brief reference to the principle milestones marking the implementation of the merger process, with special mention of the relevant rules of the Corporations Act.

3.3.1  Approval and Signing of the Merger Plan

In order to carry out the merger, Section 234.1 of the Corporations Act requires the directors of the companies participating in the merger to prepare a merger plan.

The Merger Plan, which contains the basis and rules for implementing the merger transaction, was approved and signed by the directors of Telefónica and Terra at meetings held on February 23, 2005 (with the abstentions and absences indicated in the Merger Plan itself). Two signed specimens of such Merger Plan have been deposited with the Commercial Registries of Madrid and Barcelona, respectively, prior to the call of the General Shareholders' Meetings of Telefónica and Terra, the fact of the deposit in Madrid having been published in the Official Gazette of the Commercial Registry on March 14, 2005 and the fact of the deposit in Barcelona having been published in the Official Gazette of the Commercial Registry on March 29, 2005.

3.3.2  Report of the Independent Expert Regarding the Merger Plan

In addition, pursuant to the provisions of Section 236.2 of the Corporations Act, on February 24, 2005, the Commercial Registry of Madrid was jointly requested by Telefónica and Terra to appoint a single independent expert to prepare a single report regarding the Merger Plan and regarding the assets to be received by Telefónica from Terra as a result of the merger.

On March 3, 2005, the Commercial Registry of Madrid appointed KPMG Auditores, S.L. as the independent expert, and such expert accepted the appointment on the same date. On March 29, 2005, KPMG Auditores, S.L., asked the Commercial Registry of Madrid for an extension of the period for issuing its report, with an extension through May 3, 2005 being granted on March 30, 2005. Within such period, the expert has issued the corresponding report regarding the Merger Plan, in which it stated the following conclusion:

In accordance with the work performed, for the sole purpose of complying with the provisions of Article 236 of the Restated Text of the Corporations Act, and taking into account the stated in foregoing paragraph 4, we believe that:

  The valuation methodologies used to determine the actual value of the Companies are proper within the context and circumstances of the transaction in question, and the exchange rate provided in the Merger Plan is justified.

  The assets reported by the acquired company are at least equal to the acquired company's capital increase as set forth in the Merger Plan.
3.3.3  Report of the Directors Regarding the Merger Plan

In accordance with Section 237 of the Corporations Act, the directors of Telefónica have approved this report on the date hereof, which report gives a rational for and detailed explanation of the legal and financial aspects of the Merger Plan, with special reference to the exchange ratio.

Likewise, in accordance with Section 237 of the Corporations Act, on April 12, 2005, the directors of Terra approved a report that contains their respective rationale for and explanation of the Merger Plan, and that is divided into two sections, one relating to "legal aspects of the merger" and another relating to "financial aspects."

3.3.4  Notice of the General Shareholders' Meetings

On April 20, 2005, the Boards of Directors of Telefónica and Terra are expected to approve the giving of notice of the respective General Shareholders' Meetings to be held in Madrid and Barcelona, respectively. It is expected that the General Shareholders' Meeting of Telefónica will be called for May 24, 2005, on first call, and on May 25, 2005, on second call, and the General Shareholders' Meeting will be called for May 31, 2005, on the first and only call.

Among the items comprising the Agenda of such General Meetings will be debate on and approval, if granted, of the merger between Telefónica and Terra, upon the terms set forth in the Merger Plan.

Pursuant to the provisions of Section 238.1 of the Corporations Act, upon publication of the notice of the respective General Meetings, the documents listed in Section 238.1 and set forth below will be made available to the shareholders, debtholders, and owners of special rights other than shares, as well as labor representatives, for examination thereof at the respective corporate headquarters of Telefónica and Terra.

In addition, from the date of publication of the notices of the respective General Meetings, the shareholders, debtholders and holders of special rights other than shares of Telefónica and Terra may request the free delivery or shipment of such documents, pursuant to the provisions of Section 240.2 of the Corporations Act.

3.3.5  Merger Resolutions and Publication of Announcements

Section 240 of the Corporations Act provides that the merger resolution must be adopted by the shareholders at the General Shareholders' Meetings of each of the companies participating in the merger process, in accordance with the provisions of the Merger Plan.

Once the merger plan, if any, is adopted, the relevant announcement will be published three times in the Official Gazette of the Commercial Registry and in two widely–circulated newspapers in Madrid and Barcelona, respectively, all in compliance with the requirements of Section 242 of the Corporations Act. Upon publication of these announcements, which shall set forth the right of the shareholders and creditors of Telefónica and Terra to obtain the full text of the merger resolutions and the merger balance sheets, a period of one month will commence for the creditors of the merging companies to challenge the merger until claims which have not expired as of the date of publication are guaranteed, in accordance with Section 243 of the Corporations Act.

3.3.6  Execution and Registration of the Merger Instrument

Once the relevant merger resolutions have been adopted, the announcements have been published, and the legal period has passed without any creditor having exercised its right of challenge or, if applicable, the claims thereof, if enforced, have been duly satisfied or guaranteed, the corresponding merger instrument will be executed.

Prior to the registration of the merger instrument, a notation will be placed on the instrument by the Commercial Registrar of Barcelona stating that there are not impediments to registration of the intended merger. Thereafter, such instrument will be submitted for registration with the Commercial Registry of Madrid, and the Commercial Registry of Barcelona will be requested to cancel the registration entries for Terra.

3.3.7  Performance of the Exchange

Upon the passage of the merger resolutions at the General Shareholders' Meetings of Telefónica and Terra, and the registration of the merger instrument with the Commercial Registry of Madrid, the shares of Telefónica will be exchanged for the shares of Terra upon the terms set forth in the Plan.

   3.4 Information Regarding the Planned Merger Transaction

Pursuant to the provisions of Section 238 of the Corporations Act, as from the publication of the call notice of the corresponding General Meeting, the following documents will be made available to the shareholders, debtholders, and holders of special rights other than shares, as well as the labor representatives, for examination thereof at the corporate headquarters of each of the companies participating in the merger:

  The Merger Plan.

  The report of the independent expert, KPMG Auditores, S.L., on the Merger Plan.

  This report of the directors of Telefónica on the Merger Plan, and the corresponding report of the directors of Terra.

  The annual financial statements and management's discussion and analysis for the last three fiscal years of the companies participating in the merger, together with the corresponding auditors' reports.

  The merger balance sheet of each of the companies participating in the merger, accompanied by the corresponding verification report issued by the auditors.

  The charter/bylaws of each of the companies participating in the merger.

  The list of names, surnames, and age, nationality and address of the directors of the companies participating in the merger, as well as the date on which they took office and, if applicable, an indication of those who will be proposed as directors of Telefónica as a result of the merger.

Pursuant to the provisions of Section 240.2 of the Corporations Act, the shareholders, debtholders and holders of special rights other than shares may obtain the free delivery or shipment of the full text of the documents set forth above.

The documents referred to in the preceding paragraphs will be available for consultation on the website of Telefónica (http://www.telefonica.es) and Terra (http://www.terranetworks.es) beginning on the date of the notice of meeting.

  FINANCIAL ASPECTS OF THE MERGER PLAN
   4.1 Merger Balance Sheets and Changes

Section 4 of the Merger Plan specifies that the balance sheets of Telefónica and Terra ended as of December 31, 2004, and which have been verified by the respective auditors of these companies, shall be considered the merger balance sheets for purposes of Section 239.1 of the Corporations Act, and will be submitted for approval at the respective General Shareholders' Meetings prior to the adoption of the merger resolution.

It is hereby noted that, with respect to the possibility given by such legal rule to change certain valuations in order to insert alterations that might not appear in the accounting entries, the use of such possibility has not been required with respect to the merger balance sheets of Telefónica and Terra. Therefore, such merger balance sheets do not contain any changes regarding the respective balance sheets ended as of December 31, 2004.

Likewise, it is hereby noted that no significant changes in the assets of Telefónica or Terra have occurred between the date of the Merger Plan and the date of this report.

   4.2 Exchange Ratio

Section 3 of the Merger Plan provides that the exchange ratio established for the merger is two (2) shares of Telefónica, each having a par value of one Euro, for each nine (9) shares of Terra, each having a par value of two Euros (with no supplemental cash compensation).

As provided in the Merger Plan, the directors of Telefónica and Terra have not resolved for the shareholders of Terra to receive any supplemental cash compensation.

   4.3 Determination of the Exchange Rate

  As is also set forth in Section 3 of the Merger Plan, the merger exchange ratio has been determined based on the actual value of the assets of Telefónica and Terra.

  In order to determine the actual values of the corporate assets of Telefónica and Terra and to calculate the exchange ratio, Telefónica's directors have used the valuation methods described in Sections 4.3.1 and 4.3.2 below, which are justified and contrasted with other methods in Section 4.3.3 below. In determining the exchange ratio, the directors of Telefónica have also taken into account the forecasts for the payment of dividends by both companies that are described in Section 3.2.7(a) of this Report.

  Morgan Stanley & Co. Limited (hereinafter, "Morgan Stanley"), as Telefónica's financial advisor for the merger transaction, has expressed to the company's Board of Directors in its fairness opinion that the agreed–upon exchange ratio is equitable for Telefónica's shareholders. For their part, Lehman Brothers International (Europe), Spain Branch, and Citigroup Global Markets Limited, as Terra's financial advisors for this transaction, have expressed to the latter company's Board of Directors in their fairness opinion that the agreed–upon exchange ratio is equitable for Terra's shareholders other than its majority shareholder, Telefónica.

4.3.1 Actual Net Worth of Telefónica

In the case of Telefónica, the valuation has been based on the listing price of the Company's shares. In the opinion of Telefónica's directors and financial advisors, this valuation method is justified due to the high liquidity of Telefónica's shares and the fact that the shares to be delivered by Telefónica to Terra's shareholders as a result of the merger represent less than one day's volume of listings on the ordinary market, for which reason there will not be a negative impact on the price for those shareholders who decide to sell their securities on the stock market. In any event Telefónica and its financial advisers have used several valuation methods which, by way of comparison, allow reaching the conclussion that the market quotation value reflects an appropriate valuation of the Company.

On such basis, Telefónica's has been assigned an actual value of €66,361 million, which has been used to set the exchange ratio. As has been stated, such amount has been calculated based on the listed price of Telefónica's shares at the close of the trading session on February 21, 2005 (€14.19 per share), discounting a total of €0.80 per share corresponding to the dividends that Telefónica expects to distribute prior to the registration of the merger, which implies a value of €13.39 per share. The above amount (€66,361 million) results from multiplying the share price by the total number of Telefónica shares, 4,956 million.

4.3.2 Actual Net Worth of Terra

For its part, as regards Terra, the directors of Telefónica and its financial advisors believe that the different methods applied represent different focuses for valuation and are complementary. Among these methods, notable are those based on (i) discounted cash flow, (ii) multiples of the listing prices of comparable companies, (iii) multiples paid in comparable transactions, and (iv) market listings. Although it might be estimated that the discounted cash flow method best reflects the intrinsic value of Terra, the limited access that Telefónica's financial advisors have had to Terra's management team has prevented basing conclusions exclusively on this methodology. In any event, as it could not be otherwise, the directors valued Terra in its current condition, without taking into account historical periods when the share prices were much higher.

The actual value of Terra used to determine the exchange ratio is €1,690 million. This actual value has been chosen from within certain ranges in order to match the exchange ratio of two Telefónica shares for nine Terra shares. The ranges which were used have been calculated using the different valuation methodologies set forth above (a summary thereof is set forth in Section 4.3.3 below), and the dividend of €0.60 that Terra expects to distribute prior to the registration of the merger has been discounted. All of the foregoing results in a unitary value of €2.98 for each share of Terra.

4.3.3 Valuation Methodology and Procedure

Telefónica retained Morgan Stanley to provide it with financial advisory services regarding the merger transaction, the valuation process of the companies participating therein, and the determination of and rationale for the exchange ratio proposed for the merger. As already stated, on February 23, 2005, Morgan Stanley rendered a fairness opinion with respect to the transaction addressed to Telefónica's Board of Directors in which it concluded that, based upon and subject to what is provided in such document, the merger exchange ratio and the extraordinary dividend of 0.60 Euros per share expected to be distributed by Terra to its shareholders pursuant to the Merger Plan, are fair for Telefónica from a financial point of view.

With the advice of Morgan Stanley, Telefónica carried out the corresponding work of evaluating the companies participating in the merger, and based thereon and after arms–length negotiations with Terra, decided upon the financial terms of the merger that are reflected in the Plan.

In performing its financial advisory work for Telefónica, Morgan Stanley carried out various analyses of company valuations in regards to the preparation of its fairness opinion. Set forth below is a summary of such analyses, which are based on prices for the shares of Telefónica and Terra as of February 21, 2005, adjusted for the following dividends that both companies expect to distribute:

  Telefónica:

Telefónica's price is adjusted for a total of €0.80 per share in dividends declared by Telefónica (and which will not be payable to Terra's shareholders with respect to the Telefónica shares they would receive in the merger, pursuant to the Merger Plan), as follows: (i) a €0.23 per share dividend based on earnings for the fiscal year ending December 31, 2004, payable to Telefónica's current shareholders on May 13, 2005; and (ii) The distribution of Telefónica's treasury stock, at the ratio of one share of treasury stock for each twenty–five shares owned by the shareholder, from the additional paid–in capital reserve, which is expected to occur following the Ordinary General Shareholders' Meeting (estimated at €0.57 per share at Telefónica's closing share price as of February 21, 2005).

  Terra:

Terra's price is adjusted for the €0.60 extraordinary dividend approved by Terra's board of directors on February 23, 2005, which will be distributed to Terra's shareholders prior to the registration of the merger with the Commercial Registry.

(i) Trading Range Analysis

Morgan Stanley has reviewed the range of closing prices for the shares of Telefónica and Terra for various periods ending on February 21, 2005. Morgan Stanley has observed the following:

Period ending February 21, 2005	Telefónica	Terra
Last 90 Days	€12.18 – €13.76	€2.20 – €2.70
Last Six Months	€10.66 – €13.76	€2.17 – €2.70
Last Twelve Months	€10.40 – €13.76	€2.17 – €2.70

Morgan Stanley has calculated that the exchange ratio of 2 Telefónica shares for every 9 Terra shares pursuant to the Merger Plan represents a 15% premium over the unaffected price of Terra shares as of February 11, 2005, and a 14% premium to the 30 trading days average of Terra shares prior to February 21, 2005.

(ii) Comparable Companies Analysis

Morgan Stanley has compared certain financial information of Telefónica and Terra to financial estimates published in financial analysts' reports for certain companies with business models similar to those of Telefónica and Terra, respectively. The companies used in this analysis are the following:

  With respect to Telefónica: Belgacom, British Telecom, Deutsche Telekom, France Telecom, KPN, Hellenic Telecommunications (OTE), Portugal Telecom, Swisscom, Tele Danmark (TDC), Telecom Italia, TeliaSonera, Telekom Austria y Telenor; and
  With respect to Terra: using as a reference the unaffected closing share price of T–Online as of October 8, 2004 (prior to Deutsche Telekom's announcement of a minority buy–out tender offer followed by a merger with T–Online).

For the purposes of this analysis, Morgan Stanley has used the ratio of aggregate business value (defined as market capitalization plus total debt less cash and cash equivalents, plus other adjustments) to estimated 2005 earnings before interest, taxes, depreciation and amortization for Telefónica and to estimated 2006 earnings before interest, taxes, depreciation and amortization for Terra. Morgan Stanley has applied these multiples to Telefónica's 2005 and Terra's 2006 earnings, utilizing as information sources for Telefónica, financial forecasts published in financial analysts' reports, and for Terra, financial forecasts prepared by such company's management team.

Based on the number of Telefónica's and Terra's shares, Morgan Stanley has estimated the implied value per share of Telefónica and Terra, respectively, as of February 21, 2005, as follows:

Financial Statistic	Financial Statistic Amount	Multiple Based on Analysis of Comparable Companies	Implied Value per Share
Telefónica's business value to 2005 earnings before interest, taxes, depreciation and amortization	€14,301 MM	5.6x - 6.6x	€10.89 – €13.77
Terra's business value to 2006 earnings before interest, taxes, depreciation and amortization	€60 MM	12.6x	€2.67

No company utilized in the comparable companies analysis is identical to Telefónica or Terra. In evaluating comparable companies, Morgan Stanley has made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telefónica or Terra, such as the impact of competition on the businesses of Telefónica or Terra and the industry generally, industry growth and the absence of any significant changes in the financial condition and prospects of Telefónica or Terra or the industry or in the financial markets in general. Mathematical analysis (such as calculating the average or median) is not in itself a representative method of using comparable company data.

(iii) Discounted Cash Flow Analysis

Morgan Stanley has calculated the range of equity values per share for each of Telefónica and Terra based on a discounted cash flow analysis. With respect to Telefónica, Morgan Stanley has relied on financial forecasts published in financial analysts' reports for 2005 through 2010 and extrapolations from such protections for 2011 through 2014. In arriving at a range of equity values per share of Telefónica, Morgan Stanley has calculated the residual value by applying a range of perpetual growth rates ranging from 1.0% to 1.5%. The unleveraged free cash flows from 2005 through 2014 and the residual value were then discounted using a range of average weighted capital cost rates from 8.0% to 9.0%. With respect to Terra, Morgan Stanley has relied on financial projections for Terra provided by Telefónica's management team (as received by them from Terra), for 2005 through 2008 and extrapolations from such projections for 2009 to 2014. With respect to those financial projections and other information and data relating to Terra, including information as to Terra's tax situation, Morgan Stanley has been advised by Telefónica's management team that such financial forecasts and other information and data were prepared based on bases reflecting the best current estimates and judgments of Telefónica's management team as to the future financial performance of Terra and the judgment of Telefónica's management team regarding the financial performance and tax situation of Terra. In order to determine the equity value per share of Terra, Morgan Stanley has calculated the residual value by applying a range of perpetual growth rates from 3.0% to 4.0%. The unleveraged free cash flows from 2005 through 2014 and the residual value have been discounted using a range of average weighted capital cost rates of 11.5% 12.5%. The unleveraged free cash flows include the benefits to Telefónica resulting from the business or tax or other savings as well as payments to be received by Terra arising from its strategic alliance with Telefónica.

The following table summarizes the results of Morgan Stanley's analysis:

Key Assumptions	Implied Market Value (€MM)	Implied Market Value per Share
Telefónica: 1.0% – 1.5% perpetual growth rate; 8.0% – 9.0% discount rate	€69,928 – €88,215	€14.11 – €17.80
Terra: 3.0% – 4.0% perpetual growth rate; 11.5% – 12.5% discount rate	€1,448 – €1,522	€2.55 – €2.68

(iv) Financial Analysts' Price Targets

Morgan Stanley has reviewed and analyzed future public market trading price targets for Telefónica and Terra published by financial analysts. These targets reflect estimates of future public market trading prices for the shares of Telefónica and Terra. The range of target prices for Telefónica and Terra is €13.70 – €15.70 and €2.30 – €2.65, respectively.

The public market trading price targets published by financial analysts do not necessarily reflect current market trading prices for Telefónica or Terra. Such estimates are subject to uncertainties, including the future financial performance of Telefónica and Terra and future market conditions.

(v) Analysis of Precedent Transactions

Morgan Stanley has analyzed the tender offer by Deutsche Telekom for the 26% of T–Online it didn't already own, and the subsequent merger between Deutsche Telecom and T–Online announced on October 9, 2004.

For the purposes of this analysis, Morgan Stanley has used the ratio of aggregate value (defined as market capitalization plus total debt less cash and cash equivalents plus other adjustments) to estimated 2005 earnings before interest, taxes, depreciation, and amortization, and has applied this multiple to Terra's 2005 earnings before interest, taxes, depreciation and amortization, based on financial forecasts prepared by Terra's management. Based on the number of shares, Morgan Stanley has estimated the implied value per share as of February 21, 2005 as follows:

Financial Statistic	Financial Statistic Amount	Multiple Applied Based on Precedent Transactions	Implied Value per Share
Terra's aggregate business value to 2005 earnings before interest, taxes, depreciation and amortization	€52 MM	17.7x	€2.96

No company or transaction utilized in the precedent transaction analyses is identical to Terra or the merger. In evaluating the comparable companies, Morgan Stanley has made judgments and assumptions with regards to industry performance and business, economic, market and financial conditions and other matters, many of which are beyond the control of Terra, such as the impact of competition on the business of Terra networks or the industry generally, industry growth and the absence of any adverse material change in the financial condition or forecasts for Terra or the industry of the financial markets in general, which could affect public trading values or the aggregate value of the transactions to which the merger in question is being compared.

(vi) Exchange Ratio Analysis

Morgan Stanley has analyzed the ratio of the closing prices of Terra's stock divided by the corresponding closing prices of Telefónica's stock over various periods ending February 21, 2005. Morgan Stanley has examined the premiums arising from a comparison of the announced exchange ratio of 0.2222, as set forth in the Merger Plan, and the benchmarks set forth in the following table, observing the following:

	Telefónica (€/share)	Terra (€/share)	Implied Exchange Ratio	Implied Premium (1)
Last 90 Days Avg.	€12.18 – € 13.76	€2.20 – €2.70	0.181 - 0.196	23% – 13%
Last Six Months Avg.	€10.66 – €13.76	€2.17 – €2.70	0.196 - 0.204	9% – 13%
Last Twelve Months Avg.	€10.40 – €13.76	€2.17 – €2.70	0.196 - 0.209	6% – 13%

(1) Implied premium defined as announced exchange ratio of 0.2222 divided by the resulting exchange ratio for each trading average

(vii) Comparison with Criteria for De–Listing Offers

Telefónica's directors, being advised by Morgan Stanley, have determined that that the value of Terra used to calculate the exchange ratio meets the requirements set forth in Section 7(3) of Royal Decree 1197/1991 for the determination of the de–listing offering price. The amounts that they arrived at, adjusted for the €0.60 per share dividend that Terra is to pay to its shareholders prior to registration of the merger, are as follows:

  Book value: €2.28 per share.

  Last 6 months average listing price (prior to 02/21/05): €2.31 per share.

  Last twelve months tender offer price: although it would not be applicable because no offer has been made during the last year, it is appropriate to indicate that the offer for Telefónica in May 2003 was made at a price of €2.65 per share (discounting the €2 extraordinary dividend distributed in 2004 and the €0.60 extraordinary dividend pending distribution prior to the merger).

  Liquidation value: Although the specific calculations have not been made, Telefónica's directors and financial advisors believe that the liquidation value would never be more than the above–mentioned book value (€2.28 per share).

All of the foregoing leads to the deduction that the valuation of Terra taken into account in formulating the exchange ratio (€2.98) is considerably greater than the highest of the indicated criteria.

(viii) Reference to Tax Credit arising from the sale of Lycos Inc. during fiscal year 2004.

As set forth in Terra's report corresponding to its annual financial statements for fiscal year 2004, Terra has recognized a tax credit in the amount of €272 million, which is the result of multiplying the applicable tax rate by the difference between the sale price of Lycos Inc. shares and the value with which the capital increase used to acquire this company was accounted for, less corrections that were already deductible for tax purposes prior to the sale.

Such report also notes that the possibility of showing a greater negative tax basis for fiscal year 2004, in the amount of up to 7.418 billion Euros, as a result of applying the tax acquisition value resulting from taking the market value of Lycos shares that were received, instead of the book value with which they were recorded in application of the provisions of Section 159 of the Corporations Act. Notwithstanding the foregoing, given the contrary position stated by the Spanish Revenue Service in response to tax questions in similar cases, and current uncertainties regarding the final decision that it might adopt, as of the date of preparation of the annual financial statements, no accounting effect whatsoever was taken into account with respect thereto for purposes of the valuation. Despite the fact that the above–mentioned legal difficulties put the effectiveness of such tax credits into question, and that in the best of cases under the current situation, there will probably be a long time before recovery thereof, a value of approximately €230 million has been attributed thereto, which equals €0.40 per share of Terra.

   4.4 Net Book Value of Terra's Assets to be Received by Telefónica

Pursuant to the individual balance sheets of Terra as of December 31, 2004, the value of Terra's equity that will be received by Telefónica on such date is the amount of 1,633,964 thousand Euros.

   4.5 Total Number of Telefónica Shares Needed to Satisfy the Exchange

Given the type of exchange established in the Merger Plan, taking into account the prohibition on participating in the exchange set forth in Section 249 of the Corporations Act, and assuming, as is envisaged:

  that Terra's capital stock, currently represented by 574,941,513 shares, with a par value of 2 Euros each, will not change through the registration of the merger with the Commercial Registry;
  that Telefónica will not change its shareholdings in Terra (436,205,419 shares, representing 75.87% of the capital stock) as of the date of the Plan, except for the acquisition on the Stock Exchange of 7 additional shares of Terra (with Telefónica becoming the holder of 436,205,426 Terra shares); and
  that on the date of the exchange, Terra will not have more than the 7,000,000 of its own shares mentioned in Section 5 of the Merger Plan held in treasury, and such treasury stock will not change through the date of registration of the merger with the Commercial Registry;

the maximum number of Terra shares that would participate in the exchange would be 131,736,087, for which reason the maximum number of Telefónica shares to deliver to the shareholders of Terra in the exchange would be 29,274,686

As noted in Section 3.2.4 above, Telefónica has a sufficient number of shares in treasury to satisfy the merger exchange with old shares. The Board of Directors of Telefónica therefore expects to fully perform the exchange with old Telefónica shares, which will simplify the procedure.

   4.6 Report of Terra's Directors

Sections 2.4 and 2.5 of the report recently issued by Terra's directors on the Merger Plan contain a detailed description of the criteria used by its financial advisors (Citigroup Global Markets Limited and Lehman Brothers Europe Limited) in order to value Terra and Telefónica and to assist Terra in the determination of and rationale for the exchange ratio proposed for the merger. The report of Terra's directors concludes by stating that the exchange ratio is considered to be fair for Terra's shareholders other than Telefónica.

Terra retained the financial advisory services of Citigroup Global Markets Limited and Lehman Brothers Europe Limited with respect to the merger and the process of valuation of Terra and Telefónica, as well as the determination of and rationale for the exchange ratio proposed for the merger. As already indicated, on February 23, 2005, both entities issued fairness opinions to Terra's Board of Directors regarding the merger transaction in which, based on and subject to the provisions of such documents, the merger exchange rate and the extraordinary dividend of 0.60 Euros per share (initially not contemplated in Telefónica's merger plan) that Terra is to distribute to its shareholders in accordance with the Merger Plan, are fair from a financial point of view for Terra's shareholders other than Telefónica. The report of Terra's directors on the Merger Plan (which, as already indicated, can be viewed on the websites of Telefónica and Terra as from the date of call to the respective Ordinary General Shareholders' Meetings) contains a summary of the various valuation analyses of the companies performed by Citigroup Global Markets Limited and Lehman Brothers Europe Limited with respect to the preparation of their fairness opinion.

  CONCLUSION

For the foregoing reasons, the director's of Telefónica state their conviction that:

  the Merger Plan which is the subject of this Report is highly appropriate for both entities and the shareholders thereof, given that the merger will allow for the integration of the Telephony and Internet businesses and thereby ensure success in facing the challenges raised by the development of the industry, technological change and new customer needs; and

  the exchange ratio proposed in the Plan is justified, and is fair for the shareholders of both entities, as confirmed by the reports of the financial advisors and the independent expert appointed by the Commercial Registry.

* * * * *

This report has been prepared and approved in Madrid, on April 13, 2005, by the directors of Telefónica, who sign below. It is hereby noted that the Directors Antonio Viana–Baptista and Enrique Used Aznar have abstained from participating in the drafting and signing of this Report, as they understand that they are affected by a potential conflict of interest. For this reason, their signatures do not appear in this document. Likewise, it is stated that the signature of the Director Mr. José Fonollosa García is missing, since he did not attend the meeting of the Board of Directors held on the aforesaid date.

BOARD OF DIRECTORS OF TELEFÓNICA
/s/ César Alierta Izuel César Alierta Izuel	/s/ Isidro Fainé Casas Isidro Fainé Casas
/s/ Fernando de Almansa Moreno– Barreda Fernando de Almansa Moreno–Barreda	/s/ Jesús María Cadenato Matía Jesús María Cadenato Matía
/s/ Maximino Carpio García Maximino Carpio García	/s/ Carlos Colomer Casellas Carlos Colomer Casellas
/s/ Alfonso Ferrari Herrero Alfonso Ferrari Herreo	/s/ Gonzalo Hinojosa Fernández de Angulo Gonzalo Hinojosa Fernández de Angulo
/s/ Miguel Horta e Costa Miguel Horta e Costa	/s/ Luis Lada Díaz Luis Lada Díaz
/s/ Antonio Massanell Lavilla Antonio Massanell Lavilla	/s/ Mario E. Vázquez Mario E. Vázquez
/s/ Antonio Alonso Ureba Antonio Alonso Ureba	/s/ Pablo Isla Álvarez de Tejera Pablo Isla Álvarez de Tejera
/s/ Gregorio Villalabeitia Galárraga Gregorio Villalabeitia Galárraga	/s/ J. Antonio Fernández Rivero J. Antonio Fernández Rivero
/s/ Jesús María Cadenato Matía José Fonollosa García

REPORT OF THE DIRECTORS OF

TERRA NETWORKS, S.A.

ON THE PLAN FOR THE MERGER BY ABSORPTION OF TERRA NETWORKS, S.A. INTO TELEFÓNICA, S.A.

Madrid, April 12, 2005

TABLE OF CONTENTS

1. legal aspects of the merger

1.1 General characteristics

1.2 Applicable legislation

1.3 Selection of Telefónica as absorbing company

1.4 Legal procedure for the merger

1.4.1 Merger Plan and exchange ratio

1.4.2 Deposit of the Merger Plan

1.4.3 Report of an Independent expert

1.4.4 Report of the directors

1.4.5 Call of Shareholders' Meetings to deliberate and, if appropriate, approve the merger

1.4.6 Publication of the merger resolutions and opposition period for creditors

1.4.7 Deed of merger

1.4.8 Making the exchange

1.5 Procedure for exchanging the shares

1.6 Terra stock option plans

1.7 Bylaw amendments at the absorbing company

1.8 Administrative issues

1.9 Applicable tax regime

2. ECONOMIC Aspects

2.1 Strategic support for the merger

2.2 Merger balance sheets

2.3 Exchange ratio

2.4 Actual net worth of Terra and Telefónica

2.4.1 Actual net worth of Telefónica

2.4.2 Actual net worth of Terra

2.5 Valuation methods

2.5.1 Citigroup

2.5.2 Lehman Brothers

2.5.3 Reference to Tax Credit arising from the sale of Lycos Inc. during fiscal year 2004

2.6 Comparison with the methods foreseen for de–listing offers

2.7 Conclusions

This report was prepared by the Directors of Terra Networks, S.A. pursuant to Article 237 of the Revised Spanish Corporations Law approved by Legislative Royal Decree 1564/1989, of December 22 (the "Corporations Law"), with a view to explaining and supporting in detail, in compliance with the legislation in force, the merger plan (the "Plan" or the "Merger Plan") of Terra Networks, S.A. (the absorbed company, hereinafter "Terra") and Telefónica, S.A. (the absorbing company, hereinafter "Telefónica"), deposited at the Madrid and Barcelona Mercantile Registries on March 2 and 3, 2005, respectively.

1 LEGAL ASPECTS OF THE MERGER

1.1 General characteristics

    In accordance with the provisions of the Plan, the terms of which are deemed to be reproduced here as necessary, the projected merger will consist of the absorption of Terra into Telefónica with the extinguishment of the former, by dissolution without liquidation, and the transfer en bloc of its assets and liabilities to the absorbing company, which acquires, by universal succession, the right and obligations of the absorbed company.

    This universal transfer means that all the assets and liabilities making up the absorbed company's net worth are acquired in a single act. Accordingly, all the assets, right and obligations and, in general, all the legal relationships of the absorbed company are transferred, which relationships will remain in force despite the change in party, save in those cases in which, at the wish of the parties or by statutory provision, a change in party under the specific legal relationship gives rise to the termination of such relationship.

    The merger also means that the shareholders of the absorbed company are simultaneously incorporated into the absorbing company through the allotment to those shareholders of shares representing a part of the absorbing company's capital stock in proportion to their respective holdings in the capital stock of the absorbed company.

1.2 Applicable legislation

    The basic corporate legislation on mergers is found in Articles 233 through 251 of the Corporations Law and in Articles 226 through 234 of the Mercantile Registry Regulations.

1.3 Selection of Telefónica as absorbing company

    Telefónica was selected as absorbing company due to its larger size and stock market capitalization, its greater presence on the telecommunications market and the fact that Telefónica owns 75.87% of the capital stock of Terra.

1.4 Legal procedure for the merger

1.4.1 Merger Plan and exchange ratio

      For a merger to be carried out, the Corporations Law requires the Directors of the merging companies to prepare a merger plan.

      In this connection, on February 23, 2005, all the Directors of Terra and Telefónica (with the exceptions recorded in the Merger Plan itself) approved and signed the Merger Plan.

      The Merger Plan sets an exchange ratio, without any additional cash payment, of two (2) Telefónica shares, each with a par value of one euro (€1), for every nine (9) Terra shares, each with a par value of two euros (€2).

1.4.2 Deposit of the Merger Plan

      Pursuant to Article 226 of the Mercantile Registry Regulations, a copy of the said Merger Plan was deposited at the Madrid and Barcelona Mercantile Registries on March 2 and 3, 2005, respectively.

      The fact that the Merger Plan was deposited at the Madrid Mercantile Registry was published in the Official Mercantile Registry Gazette on March 14, 2005 and at the Barcelona Mercantile Registry in the Official Mercantile Registry Gazette on March 29, 2005.

1.4.3 Report of an Independent expert

Likewise, pursuant to Article 236 of the Corporations Law, on February 24, 2005 the Directors of each merging company asked the Registrar of the Madrid Mercantile Registry, as the Registrar of the registered office of the absorbing company, to appoint a single independent expert on behalf of both companies to issue a report on the Merger Plan.

On March 3, 2005, the Madrid Mercantile Registry appointed KPMG Auditores, S.L. as independent expert to issue a single report on the Merger Plan and the net worh contributed by the company which is to be extinguished.

The aforesaid independent expert issued its report by the statutory deadline, with the following conclusion:

"In accordance with the work performed, for the sole purpose of complying with the provisions of Article 236 of the Revised Corporations Law and having regard to section 4 above, we deem that:

  The valuation methods used by the Boards of Directors to calculate the actual value of the Companies are suitable given the context and the circumstances of the projected transaction, and the exchange ratio stipulated in the Merger Plan is justified.

  The net worth contributed by the absorbed company is at least equal to the maximum amount of the capital increase at the absorbing company provided for in the Merger Plan".

1.4.4 Report of the directors

      The Directors of Terra also approved and signed this Report on the date hereof, with a view to explaining and supporting the legal and economic aspects of Merger Plan in detail, with special reference to the exchange ratio, all in compliance with Article 237 of the Corporations Law.

1.4.5 Call of Shareholders' Meetings to deliberate and, if appropriate, approve the merger

Once the foregoing requirements have been met, the management bodies of the two companies will resolve to call their respective Shareholders' Meetings with a view to deliberating and, should be the case, approving the projected merger. It is foreseen that the Shareholders' Meeting of Terra will be held on May 31, 2005, on first and only call, and that the Shareholders' Meeting of Telefónica, will be held on May 24, 2005, on first call, and on May 25, 2005, on second call.

Pursuant to Article 238 of the Corporations Law, when the call notice for the Shareholders' Meeting is published, the following documents will be made available to shareholders, debenture holders and holders of special rights other than shares, as well as to employee representatives, for inspection at the registered office:

  Merger Plan;
  Report of the independent expert on the Merger Plan;
  Report of the Directors of Terra and of Telefónica on the Merger Plan;
  Annual accounts and management reports for the last three fiscal years of Terra and Telefónica, with the related auditors' report;
  Merger balance sheets of Terra and of Telefónica, which correspond to the last annual balance sheet of each company, with the related auditors' report;
  Current bylaws of Terra and at Telefónica;
  List of first names, last names and ages, in the case of individuals, or corporate name, in the case of legal entities, and, in either case, the nationalities and addresses of the Directors of Terra and of Telefónica, as well as the date since which they have held office and, if appropriate, the same details for those who are to be proposed as Directors as a result of the merger.

Pursuant to Article 240.2 of the Corporations Law, shareholders, debenture holders and holders of special rights other than shares may, as from the date of publication of the call notice to the respective Shareholders' Meetings, ask to have the foregoing documents delivered or sent at no charge.

All of the foregoing documents will be accessible telematically as from the date of the call notice, on the Terra website (www.terranetworks.com).

1.4.6 Publication of the merger resolutions and opposition period for creditors

      Pursuant to Article 242 of the Corporations Law, the merger resolution must be published three times in the Official Mercantile Registry Gazette and once in two large circulation newspapers in Madrid and Barcelona, respectively.

      Following publication of these notices, which must state for the record the right of shareholders and creditors of Telefónica and Terra to obtain the full text of the merger resolutions and the merger balance sheets, a one–month period will commence in which the creditors of the merging companies may oppose the merger until they obtain sufficient guarantee for their financial claims not yet due at the time of publication, pursuant to Article 234 of the Corporations Law.

1.4.7 Deed of merger

      Following adoption of the relevant merger resolutions, publication of the notices and lapsing of the statutory period without any creditor having exercised his right to oppose the merger or, if appropriate, after the financial claims of creditors who did exercise their right have been satisfied or duly guaranteed, the relevant deed of merger will be executed.

      Prior to registration of the deed of merger, the Barcelona Mercantile Registrar will record an entry in the deed stating that, from the standpoint of the registry, there are no obstacles to registration at the Madrid Mercantile Registry. Afterwards, said deed of merger will be filed with the Madrid Mercantile Registry for its registration, and the Barcelona Mercantile Registry will be asked to cancel all the entries of Terra.

1.4.8 Making the exchange

After the deed of merger has been registered at the Madrid Mercantile Registry, the shares of Terra will be exchanged for shares of Telefónica on the terms stipulated in the Merger Plan and described in the following section.

1.5 Procedure for exchanging the shares

    The procedure for exchanging Terra shares for Telefónica shares is described in section 5 of the Merger Plan.

    Section 6 of the Merger Plan provides that, if necessary, Telefónica may increase its capital stock by the necessary amount and issue the needed number of shares to cover the exchange of Terra shares, according to the exchange ratio stipulated in the Plan and with application of Article 249 of the Corporations Law. Section 6 also provides that the amount by which capital is to be increased may be reduced by the delivery of Telefónica treasury stock to the shareholders of Terra.

    In accordance with the provisions of the Merger Plan, it is foreseen that Telefónica will use only treasury stock to make the exchange of shares under the merger and, accordingly, it will not be necessary for Telefónica to issue new shares for the exchange.

    In the light of the provisions of Article 249 of the Corporations Law (the Terra treasury stock or Terra shares owned by Telefónica will not be exchanged for Telefónica shares), in line with the exchange ratio included in the Merger Plan (2 Telefónica shares for every 9 Terra shares) and given that:

    (i) the capital stock of Terra, currently represented by 574,941,513 shares, each with a par value of €2, will not be modified until the registration of the merger;

    (ii) Telefónica currently owns 436,205,419 Terra shares (representing 75.87% of its capital stock), and this holding will not be modified, other than by the acquisition in the stock market of 7 Terra shares, so that the number of Terra shares on the market is a multiple of the exchange ratio, for the purpose of facilitating the exchange; and

    (iii) Terra has no more treasury stock than the 7,000,000 shares referred to in section 5 of the Merger Plan and such treasury stock will not be modified until the registration of the merger;

    the maximum number of Terra shares exchanged will be 131,736,087 which will require Telefónica to deliver up to a maximum of 29,274,686 shares of treasury stock, which will be frozen as from the date of adoption of the merger resolution.

    Accordingly, after the merger has been resolved by the Annual Shareholders' Meetings of Telefónica and Terra, and the merger resolution has been registered at the Mercantile Registry, Telefónica will make the exchange by delivering treasury stock to the shareholders of Terra, according to the aforesaid exchange ratio. The exchange will take place, as mentioned, after the deed of merger has been registered at the Madrid Mercantile Registry and will be made by the financial institution and during the period indicated in the notices to be published in the Official Mercantile Registry Gazette and in two of the large circulation newspapers in Madrid and Barcelona.

    Terra shares will be exchanged for Telefónica shares through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing, and Settlement Systems Management Company, Inc.] (IBERCLEAR) which are the custodians of the shares.

    In accordance with section 5 (d) of the Merger Plan, shareholders of Terra who own shares representing a fraction of the number of Terra shares set in the exchange ratio may acquire or transfer shares with a view to exchanging them pursuant to the exchange ratio. The relevant decisions either to purchase or to sell Terra shares on the market in order to attain a number of Terra shares that is a multiple of nine must be made by each shareholder on an individual basis.

    Notwithstanding the foregoing and under section 5 of the Merger Plan, the Boards of Directors of Terra and Telefónica deemed it appropriate, following the relevant conversations, to submit to the approval of their respective Shareholders' Meetings a mechanism aimed at facilitating the exchange in the case of shareholders of Terra who own a number of shares that is not a multiple of nine (9). The terms and conditions of this mechanism are as follows:

    (i) Bearing in mind that the exchange ratio is equivalent, in singular terms, to the delivery of one share of Telefónica for every 4.5 shares of Terra, at the close of the last stock market session of Terra, each shareholder of Terra who, pursuant to said exchange ratio, expressed in singular terms, of one share of Telefónica for every 4.5 shares of Terra, is entitled to receive a whole number of shares of Telefónica and has an excess fraction or a residue of shares of Terra of less than 4.5, may transfer such fraction or residue to such share fraction/residue acquirer as may be designated for the purpose by Telefónica and Terra, all the foregoing on the understanding that for the calculation of the fraction/residue corresponding to each shareholder position it will be considered the total number of shares of Terra forming such position.

    Likewise, a shareholder of Terra who has a number of shares of Terra that is less than 4.5 may transfer those shares to the share fraction/residue acquirer.

    It will be deemed that each shareholder of Terra accepts the share fraction/residue acquisition system provided for herein, without needing to send instructions to the relevant entity participating in IBERCLEAR, which will inform the shareholder of the result of the transaction after completion.

    (ii) Having regard to the exchange ratio resolved, it is stated for the record that, regardless of the number of shares making up each shareholder position, the only situations in which a fraction/residue can be acquired are as follows:

Number of Terra shares	Corresponding number of shares of Telefónica by virtue of exchange	Fraction/residue of Terra shares subject to fraction/residue acquisition system
1	0	1
2	0	2
3	0	3
4	0	4
5	1	0.5
6	1	1.5
7	1	2.5
8	1	3.5
9	2	0

    Consequently, in any shareholder position, if there is a fraction/residue, it will range from a minimum of 0.5 Terra shares to a maximum of 4 Terra shares.

    (iii) The fraction/residue acquisition price will be set pursuant to the arithmetic mean of the average weighted prices of Terra shares on the Spanish Unified Computerized Trading System (Continuous Market) for Terra's last three stock market sessions.

    If the fraction/residue in question is one share of Terra, its purchase price will be the arithmetic mean of the average weighted prices of Terra shares on the Spanish Unified Computerized Trading System (Continuous Market) for the last three stock market sessions of Terra; by analogy, if the fraction/residue is not one share, its acquisition price will be calculated using the same criterion as that resolved herein, but in due proportion to the specific amount of the fraction/residue.

    (iv) The entity designated as the share fraction/residue acquirer will, acting in its own name and behalf, acquire any excess share fraction or residue in the positions existing at the close of the last stock market session of Terra. The shares or fractions of shares of Terra acquired by the acquirer will be exchanged for the appropriate number of shares of Telefónica pursuant to the exchange ratio approved above.

1.6 Terra stock option plans

    According to the provisions of the Merger plan, Telefónica will succeed Terra as obligor under the Terra stock option plans. Those plans are: (i) the Terra stock option plan approved at the General Shareholders' Meeting of Terra held on October 1, 1999, as amended by resolutions approved at the General Shareholders' Meetings held on June 8, 2000 and on June 7, 2001 and as implemented by the Board of Directors of Terra, and (ii) stock option plans resulting from the assumption by Terra of the Lycos Inc. stock option plans approved at the General Shareholders' Meeting of Terra held on June 8, 2000, amended by the General Shareholders' Meeting held on June 7, 2001, and implemented by the Board of Directors.

    Therefore, following the registration of the merger, Telefónica will succeed Terra as obligor under those plans. Terra stock option rights will be automatically converted into Telefónica stock option rights, on the terms resulting from the exchange ratio set in the Merger Plan. All reference to Terra or, as the case may be, to Lycos Inc. or to Lycos Virginia, in the stock option plans will be deemed made to Telefónica as from the date of registration of the merger.

    In order not to harm the interests of the beneficiaries of those plans, Telefónica will, if necessary, establish mechanisms that ensure due regard to the commitments given by Terra in relation to said stock option plans.

1.7 Bylaw amendments at the absorbing company

    No bylaw amendments will be made at the absorbing company as a result of the merger.

    It is placed on record that, nevertheless, Telefónica intends to reduce its share capital to redeem treasury stock in accordance with Program TIES.

1.8 Administrative issues

    Lastly, section 15 of the Merger Plan indicates that the effectiveness of the projected merger is subject to the service of the notices and to the obtainment of the authorizations and registrations required in Spain and in the other jurisdictions in which the two companies are present.

    It is not expected to be any further need to apply for or obtain authorizations or registrations in Spain, or in the other jurisdictions in which the two companies are present, for the effectiveness of the merger, except for the registration of a form named F–4 that has been submitted by Telefónica to the Securities and Exchange Commission of the United States of America. The submission of such form and its content was reported to the Spanish Securities Market Commission by means of a Relevant Fact.

1.9 Applicable tax regime

The conditions required by the Revised Corporate Income Tax Law, approved by Legislative Royal Decree 4/2004 are met and, accordingly, the projected merger qualifies for the special tax regime set forth in Title VII, Chapter VIII and in additional provision two of the Revised Corporate Income Tax Law.

In this connection, pursuant to the Merger Plan, a proposal will be submitted to the Shareholders' Meeting to adopt a resolution to submit the merger to the special tax regime indicated above.

2 ECONOMIC ASPECTS

2.1 Strategic support for the merger

As explained in the Merger Plan, the strategic support for the transaction is based on the fact that Terra, like many other Internet companies, has evolved within the context of a strategic model based on a separation between the telecommunications business and the Internet service provider (ISP) business. Notwithstanding other previous circumstances, it has recently (more specifically, during the last twelve months) become manifestly obvious, in a clear and distinct manner, that an irreversible crisis is affecting the traditional model of the pure Internet service provider, and that, at the same time, a new model based on the operational integration of the telephone and Internet businesses has appeared in the telecommunications market.

The root of these changes lies in the emergence, development, and blossoming of broadband technology applied to Internet access, which has led to the blurring - especially in the last year, during which its penetration and growth have accelerated exponentially - of the traditional boundary between the above–mentioned businesses.

  The explosion of broadband technology has, in fact, created a new dynamic in the supply market, with which synchronization can only be obtained based on a complete interweaving of the network functions and the provision of services, or, put another way, the integrated management of the connectivity, access, and service layers. In this scenario, Internet access providers need to become communications operations in order to compete in the market. Therefore, they must either invest in network infrastructure (which could compromise their viability, given the time required for the maturation of the investment and the high capital cost of addressing it), or else become fully integrated with network operators, who already have the necessary infrastructure and technical and human resources.

  Moreover, on the demand side, today's customer is not content with Internet access alone. Users' preferences are becoming increasingly oriented toward integrated offerings (voice, images, Internet access, etc.), for which it is necessary to hold a position as operators who can offer all of the services that the market demands, and thereby compete with other entities that are able to provide all of these services to the end customer.

  In addition, the technological evolution of the services - the rapid increase in connection speeds, the technical complexity needed to provide high–quality audiovisual content, the required interoperability of the various elements of the offering (e–mail, messaging, voicemail, content consumption, etc.) - demands increasingly greater capabilities, scale, and resources in order to stay competitive in a market that is growing in size but whose offerings are constantly changing.

All of this explains the activities of the competing groups aimed at making bandwidth the center or core of their strategy, and, consequently, at combining the telephone and Internet businesses. The most recent examples are the mergers of France Telecom and its Internet subsidiary Wanadoo, and of Deutsche Telekom and T–Online, the latter of which is about to be completed.

The proposed merger of Telefónica and Terra set forth in the Merger Plan obeys the same logic.

At this respect, the Boards of Directors of both companies have considered, in fact, that this path must be taken in order to have any guarantee of success in dealing with the challenges posed by the development of the industry, technological change, and customers' new needs. It is thus intended to create a customer–oriented business segment able to offer customers integrated solutions within the telecommunications market.

Therefore, the merger is viewed as a strategic imperative of the highest order, and as an outstanding opportunity for mutual advantage. The shareholders of both Terra and Telefónica will benefit from it.

Following the content of the Merger Plan, trying to summarize the most essential aspects, it can be stated that the integration of the businesses resulting from the merger will make it possible:

  to strengthen the competitive positioning of Terra and Telefónica in the above–referenced markets, which will translate into an increase in customers and an expanded market share. This is the case because of (i) the increased capacity of the unified firm to respond to the integrated offerings of competitors; (ii) the improved position for creating new services that optimize the use of Telefónica's network capabilities (which is critical for services with a need for greater bandwidth, greater security, etc.) and that integrate them fully into the service provided to the end customer; (iii) the strengthening of the offering made to the market, combining the positive attributes of the Telefónica and Terra brand names, which in turn will make it possible to strengthen the leadership of the combined company; (iv) the greater scale of operations, which will make it possible to undertake innovative projects that would now be more difficult to undertake; and (v) the greater leveraging of the commercial resources of the two companies, e.g., proprietary channels, third–party channels, joint advertising, etc.;

  to make better use of current customer bases, through (i) the ability to define and implement a global strategy based on customer segments, beyond the current product–based vision; (ii) increased penetration; (iii) an increase in the loyalty of existing customers, by reducing churn rates through the packaged sale of services; (iv) increased cross–sales of services; and (v) the resulting increase in per–customer earnings;

  to minimize costs and optimize investments, through (i) the integrated management of networks and platforms (provision of services, billing, CRM/customer service, etc.), with the additional benefit of greater quality for the end customer, through end–to–end management; (ii) the rationalization of investments that are particularly relevant, given the growing needs for an ability to manage new services that are broadband intensive; (iii) the total elimination of duplication in the development of new services; (iv) the streamlining of corporate structures, eliminating duplications and thereby improving management and increasing efficiency; and (v) an increased ability to achieve synergies in the purchases of contents and services;

  to facilitate the exploitation of the opportunities for growth in new markets, using broadband Internet access as an offering that is more attractive and competitive than fixed–base telecommunications (a factor that is particularly relevant in terms of the expansion of the Brazilian market);

  to develop a single strategy of promoting and creating businesses in the e–commerce field and general gateways for access to information and advertising, as a result of the major growth of broadband Internet access in all markets.

2.2 Merger balance sheets

    Pursuant to Article 239.1 of the Corporations Law, the annual balance sheets of Terra and Telefónica as of December 31 2004 will be used as the merger balance sheets. Those balance sheets were verified by the merging companies' auditors.

    It is stated for the record that between the date of the Merger Plan and the date of this Report, there have been no significant changes in the net worth of Terra or in that of Telefónica.

2.3 Exchange ratio

The exchange ratio proposed in the Merger Plan, which was calculated on the basis of the actual net worth of Telefónica and Terra, will be as follows, without any additional cash payment: two (2) shares of Telefónica, each with a par value of one euro (€1), for every nine (9) Terra shares, each with a par value of two euros (€2).

The exchange ratio was calculated having regard to the following dividends that Telefónica and Terra plan to distribute, as referred to in section 8 of the Merger plan:

  As a result of the negotiation with Telefónica of the terms of the merger on market conditions, Terra will pay a dividend of €0.60 per share with a charge to the "Additional Paid–in Capital Reserve" account. The proposed distribution was resolved by Terra's Board of Directors at its meeting on February 23, 2005 and will be submitted for approval by the Shareholders' Meeting to be called to resolve on the merger. In any event, this dividend is to be paid prior to registration of the merger of Telefónica and Terra at the Mercantile Registry. Only Terra shareholders will benefit from this distribution.

  By Telefónica:

  Payment on May 13, 2005, of an interim dividend for the year ended December 31, 2004. This dividend was announced by the Board of Directors at its meeting on January 26, 2005, and was establish as a fixed amount of €0.23 per share. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from this dividend.

  The distribution of Telefónica treasury stock, in a ratio of one share of treasury stock for every twenty–five shares held by the shareholder, with a charge to the additional paid–in capital reserve. The proposed distribution was resolved by the Board of Directors at its meeting on November 24, 2004, and will be submitted for approval by the Annual Shareholders' Meeting of Telefónica. Because the shares are to be delivered on June 28, 2005 and, in any case, before the merger of Telefónica and Terra is registered at the Mercantile Registry, Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from this dividend.

  The payment of a dividend with a charge to the additional paid–in capital reserve to be made on November 11, 2005, provided that the merger deed has been registered at the Madrid Mercantile Registry before then. If the merger is registered at the Mercantile Registry after that date, the dividend will be paid on the sixth stock exchange business day after the date of registration. The proposed dividend was announced by Telefónica's Board of Directors at its meeting on November 24, 2004, and will be submitted for approval by the Annual Shareholders' Meeting of Telefónica. The fixed amount of the dividend is €0.27 per share. Unlike the provisions for dividends described above in subsections (a) and (b), this dividend will be received by both Telefónica shareholders and the Terra shareholders who become Telefónica shareholders as a result of the merger.

2.4 Actual net worth of Terra and Telefónica

2.4.1 Actual net worth of Telefónica

      In the case of Telefónica, the valuation by the Board of Terra was based on the company's market price. This valuation method is justified by the high liquidity of the Telefónica share.

      The application of this method results in the allocation to Telefónica of an actual value of €66,361 million, which was then used to set the exchange ratio. As mentioned, this amount was calculated having regard to the market price of Telefónica at the close of the stock market session on February 21, 2005 (€14.19 per share), discounting a total of €0.80 per share for the dividends that Telefónica plans to distribute prior to registration of the merger, which entails a value of €13.39 per share. The foregoing figure (€66,361 million) is the result of multiplying the price per share by the total number of Telefónica shares (4,956 million).

2.4.2 Actual net worth of Terra

    In the initial proposal of Telefónica, the implied actual value of Terra amounted to €1,690 million, equal to €2.98 per share.

    With a view to comparing the reasonableness of this implied value, the investment banks advising Terra on the transaction, Citigroup Global Markets Limited ("Citigroup") and Lehman Brothers Europe Limited ("Lehman Brothers") performed a valuation analysis of Telefónica and Terra, in the latter case primarily using a methodology involving a sum–of–the–parts discounted cash flow analysis for operating assets, according to section 2.5 below.

    In the light of these valuations, Terra negotiated with Telefónica and Telefónica agreed to allow Terra to distribute an anticipated dividend of €0.60 per share prior to the merger, which entails a total amount of approximately €337 million.

    Once this amount is discounted, the actual values of Terra considered by the Board of Directors of Terra are lower than €1,690 million, the implied premium in the exchange ratio ranging between approximately 10% and 15%.

2.5 Valuation methods

    Terra contracted the services of Citigroup and of Lehman Brothers as financial advisors for the merger and to assist Terra with the valuation process of Terra and Telefónica (collectively, the "Companies") and Terra's determination and justification of the exchange ratio proposed for the merger.

    On February 23, 2005, the two advisors issued fairness opinions relating to the merger, addressed to the Board of Directors of Terra. In those opinions they concluded that, on the basis of and subject to the provisions of said documents, the exchange ratio of the merger, taking into account the anticipated dividend of €0.60 per share to be distributed by Terra to its shareholders pursuant to the Merger Plan, is fair from a financial point of view for the Terra shareholders other than Telefónica. It is also stated for the record that Morgan Stanley & Co. Limited, as financial advisor of Telefónica for this transaction, expressed its fairness opinion to the Board of Directors of Telefónica, stating that the exchange ratio agreed is fair for Telefónica shareholders.

    Based on the advice of both advisors, Terra performed the relevant evaluation of the Companies and, on the basis thereof and after negotiating with Telefónica on market conditions, it decided on the economic terms of the merger set forth in the Merger Plan. At this regard, it is stated for the record that the anticipated dividend of €0.60 per share to be distributed by Terra to its shareholders prior to the merger was not initially included in the merger proposal of Telefónica and is the result of such negotiation.

    Citigroup and Lehman Brothers performed various valuation analyses of the Companies as a basis for the preparation of their respective fairness opinions. The following sections 2.5.1 and 2.5.2 are a summary of each of the material analyses performed by each of the aforesaid advisors.

2.5.1 Citigroup

The following is a summary of the main financial analyses performed by Citigroup as a basis for the preparation of its fairness opinion.

For this purpose, Citigroup took into account, among other factors, the proposed dividend of €0.23 per Telefónica share in respect of 2004 and the proposed distribution by Telefónica of one Telefónica share for every 25 Telefónica shares, in which Terra shareholders will not participate, and the proposed dividend of €0.60 per Terra share to be paid by Terra to all Terra shareholders.

A) Past Share Price Performance

Citigroup reviewed the relationship between movements in prices of Terra shares and Telefónica shares and the implied offer price for the merger for the period between July 25, 2003 (the date on which Telefónica officially announced to the CNMV the number of Terra shares it acquired in the tender offer) and February 11, 2005 (the last trading day before Telefónica publicly announced its intention to make an offer for a merger with Terra).

The implied offer price for the merger was calculated by multiplying the adjusted Telefónica share price by the exchange ratio of 2/9 and then adding €0.60 for the effect of the anticipated dividend on Terra shares to be paid before consummation of the merger.

The adjusted Telefónica share price was calculated by subtracting the anticipated cash dividend of €0.23 from the Telefónica unadjusted share price and then adjusting the result for the anticipated stock dividend on Telefónica shares of one share for every 25 outstanding shares, in which cash and stock dividends Terra shareholders will not participate.

Citigroup also adjusted the Terra share price for the €2.00 cash dividend per Terra ordinary share paid in July 2004 in the period prior to the payment of such dividend.

In addition, Citigroup compared the implied offer price with the trading price of a Terra share on February 11, 2005 (the last trading day prior to the public announcement of Telefónica's intention to make an offer) and the one, three and six–month trailing averages in the period prior and up to February 21, 2005, in the case of Telefónica, and up to February 11, 2005, in the case of Terra.

The following table sets forth the results of this analysis:

	Terra Networks Ordinary Share Price (€)	Implied Offer Price (€)	Premium
February 11, 2005	3.19	3.58	12%
Last Month Trailing Average	3.11	3.56	14%
Last 3 Month Trailing Average	2.96	3.49	18%
Last 6 Month Trailing Average	2.90	3.35	16%

B) Precedent Transactions Analysis

Noting that Telefónica currently controls Terra, Citigroup compared the premium that the implied offer price for the merger represented over the price on the last trading day before the announcement and the three and six month trailing averages thereof with the premium on similar last trading days and for similar trailing periods represented by:

  the cash consideration for four recent de–listing tender offers by Spanish companies;

  the consideration in three recent mergers involving significant shareholders (owning less than half of the equity) of Spanish companies acquiring the remainder of the equity of those companies; and

  the consideration for two recent offers by controlling shareholders (owning in excess of half of the equity) of European internet service providers to acquire the remainder of the equity of those companies.

The precedent transactions considered by Citigroup Global Markets Limited were the following:

Spanish De–Listing Offers
Date Announced	Company
April 22, 2002	Hidroelectrica del Cantabrico
December 9, 2003	Aceralia Corporacion Siderurgica SA
May 31, 2004	Centros Comerciales Carrefour SA
June 4, 2004	Cementos Molins SA

Spanish Significant Shareholder Mergers
Date Announced	Acquirer	Target
April 16, 2002	FCC	Portland Valderrivas
July 1, 2003	ACS	Grupo Dragados
August 1, 2003	Metrovacesa	Bami

Offers by Controlling Shareholders of European ISPs
Date Announced	Acquirer	Target
February 23, 2004	France Telecom	Wanadoo
October 9, 2004	Deutsche Telekom	T–Online

With respect to the financial information for the foregoing transactions and the companies involved therein, Citigroup relied on information available in public documents. The following table summarizes the median premium (discount) offered in these transactions over the price on the last trading day before announcement and the three– and six–month trailing averages thereof and, in the far right column, sets forth for comparative purposes the same information for the implied offer price in the proposed merger between Terra Networks and Telefónica:

Period	Median Spanish De–Listing Offer Premium (Discount)	Median Spanish Merger Consideration Premium	Median European ISP Premium	Implied Offer Price Premium For Proposed Merger
1 day	(2.2)%	9.3%	8.6%	12%
3 month	2.7%	2.4%	17.3%	18%
6 month	7.0%	7.0%	19.0%	16%

Citigroup observed that none of the foregoing transactions was identical to the proposed merger of Terra and Telefónica.

C) Terra Networks Valuation

Discounted Cash Flow Analysis

Citigroup's primary methodology for reviewing the value of Terra was a sum–of–the–parts discounted cash flow analysis for each of Terra's individual operating assets and certain non–operating assets.

Citigroup applied country–specific discount rates based on weighted average cost of capital assumptions to calculate the net present value of Terra's management's forecasted free cash flows from its operating assets, the benefits of future tax savings relating to net operating losses and payments to be received by Terra under its strategic alliance agreement with Telefónica. Citigroup applied greater discount rates, however, to calculate the net present value of a potential additional tax credit resulting from the August 2, 2004 sale by Terra of Lycos Inc. as Terra's ability to realize value from this contingent asset is speculative and difficult to predict.

Citigroup then adjusted the value of Terra to reflect Terra's net cash (including amounts due from Telefónica under tax sharing arrangements) and other non–operating assets (including investments in unconsolidated and other non–wholly owned affiliates and anticipated proceeds from dispositions).

The result of this sum–of–the–parts discounted cash flow analysis was an implied value per Terra share of €2.90 to €3.71.

Comparable Companies Analysis

Using publicly available information, Citigroup reviewed the relative share price performance from July 2003 to February 2005 of Terra and the following five publicly held European internet service providers, as well as a market–weighted index comprised of such companies:
  freenet.de
  Iliad
  Telecom Italia Media
  Tiscali
  United Internet

Citigroup also compared the listed companies' multiples of firm value (equal to equity value plus straight debt, minority interest, straight preferred stock, all out–of–the–money convertibles, less investments in unconsolidated affiliates and cash) to forecasted revenues, gross profit and EBITDA for 2005 – 2007 with such multiples for Terra.

Citigroup then calculated a range of illustrative valuations for Terra's operating assets by applying deviations of plus or minus 10% from the medians of such multiples for the comparable companies to Terra's management's forecasts and then adding Terra's net cash and other non–operating assets valued in a manner consistent with the methodology employed in the analysis described above under the heading "-Discounted Cash Flow Analysis".

The result of this comparable companies analysis was an implied value per Terra share of €2.73 to €3.77.

Citigroup observed that none of the selected companies was identical to Terra. In particular, Citigroup noted that Terra's relatively lower expected 2005–2007 profitability would suggest a valuation of Terra toward the lower end of the valuation range.

Research Analyst Target Prices

Citigroup reviewed research analysts' target prices for Terra shares published between July 1, 2004 (after adjusting for the €2.00 cash dividend per Terra share paid in July 2004) and February 15, 2005.

The range of these target prices (excluding the highest and lowest values) was from €2.80 to €3.17.

D) Telefónica Valuation

Citigroup was not provided with any non–publicly available business or financial information, including financial forecasts, for Telefónica and Citigroup had no access to Telefónica's management. This limited the valuation analyses with respect to Telefónica that were available to Citigroup.

Citigroup reviewed the value of Telefónica using a sum–of–the–parts analysis that used various valuation methodologies for Telefónica's primary operating assets, including trading comparables and market value, and then adjusted for overhead costs, non–operating assets and liabilities and minority interests.

For Telefónica's principal operating assets-Telefónica Móviles, the fixed–line Spanish telecommunications business and Telefónica International-which collectively represent the substantial majority of Telefónica's firm value, Citigroup's primary valuation methodology was based on a comparable companies analysis. Citigroup compared Telefónica Móviles to Telecom Italia Mobile and Vodafone and its market value; for the Spanish fixed–line business, to British Telecom; and for Telefónica International, to Telmex, Telesp, Brasil Telecom and Tele Norte Leste.

The result of this analysis was an implied value in the range of €13.36 to €16.39 per Telefónica share, as compared to a market price of €14.19 per Telefónica share as of February 21, 2005.

Citigroup also reviewed research analysts' target prices for Telefónica shares published between June 18, 2004 and February 11, 2005. The range of these target prices (excluding the three highest and the three lowest values) was from €13.50 to €16.50.

2.5.2 Lehman Brothers

The following is a summary of the main financial analysis used by Lehman Brothers as the basis for the issue of its fairness opinion to the Board of Directors of Terra.

To this effect, Lehman Brothers took into account, among other factors, the proposed dividend of €0.23 per Telefónica share in respect of 2004 and the proposed distribution by Telefónica of one Telefónica share for every 25 Telefónica shares, in which Terra shareholders will not participate, and the proposed dividend of €0.60 per Terra share to be paid by Terra to all Terra shareholders.

A) Terra valuation

Sum–of–the–Parts Analysis

Lehman Brothers reviewed the stand–alone valuation of Terra Networks on the basis of a sum–of–the–parts approach, utilizing different valuation methodologies depending on the type of asset.

For Terra's cash position, Lehman Brothers used book value as of December 31, 2004. For financial investments and interest in other companies, Lehman Brothers used market value, option value or net present value of future proceeds from the sale of interests subject to an offer or a commitment to buy from a third party.

For the strategic alliance contract between Terra and Telefónica and Terra's joint venture interests, operating assets and tax credits, Lehman Brothers used discounted cash flow valuation, pursuant to which forecasted free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates.

In addition to being valued on a discounted cash flow basis, as a supplemental comparison, Terra's Spanish operating assets were also valued by using a comparable companies approach, pursuant to which multiples derived from implied values from transactions involving companies in comparable businesses and from EBITDA and revenue of comparable companies were applied to Terra's Spanish access business and its other Spanish business. Multiples derived from subscriber acquisition costs and gross margins of companies in comparable businesses were also applied to Terra's Spanish access business.

The result of Lehman Brother's sum–of–the–parts analysis was an implied value per Terra Networks ordinary share of €3.18.

Other Value Sources

Lehman Brothers has also analyzed other potential sources of value or loss of value not included in the sum–of–the parts analysis like potential synergies, loss of past tax credits and the potential ability to realize value from a tax asset relating to Terra's sale of Lycos Inc.

Accordingly, Lehman Brothers calculated an adjustment to its sum–of–the–parts implied value per Terra share described above to take into account an estimate of the aggregate impact of these other potential effects on value to arrive at an adjusted merger value per Terra share of €3.57.

Comparable Companies Analysis

Lehman Brothers compared Terra as a whole against the following eight other companies:
  easynet
  freenet.de
  Iliad
  TI Media
  T–Online
  Tiscali
  United Internet
  Web.de

Lehman Brothers applied the average multiple of the listed companies' enterprise values to forecasted EBITDA for each of 2005 and 2006 to Terra's forecasted EBITDA for such years to calculate implied firm values for Terra, and then made adjustments to such firm values for other assets and liabilities.

The results of this analysis were implied equity values of €3.05 and €3.18 per Terra share based on Terra's forecasted EBITDA for 2005 and 2006, respectively.

Lehman Brothers noted that, while the review of comparable companies served as comparative information, due to the different profitability and risk profile of Terra, the comparable companies analysis should not be deemed a meaningful valuation methodology.

Broker Views

Lehman Brothers also reviewed brokers' target prices for Terra shares in reports published between April 2004 and February 8, 2005. Lehman Brothers adjusted two of the target prices published in April 2004 for the €2.00 dividend on Terra Networks ordinary shares paid in July 2004.

The average of these target prices was €3.00 and the median was €3.00.

B) Telefónica Valuation

Lehman Brothers was not provided with any non–publicly available business or financial information, including financial forecasts, for Telefónica. Therefore, Lehman Brothers analyzed Telefónica's valuation using a market–based approach. This method is supported by the share's high liquidity.

Broker Views

Lehman Brothers reviewed brokers' target prices for Telefónica in reports published between November 11, 2004 and February 21, 2005.

The average of these target prices was €14.92 and the median was €14.55.

Past Share Price Performance

Lehman Brothers reviewed the past share price performance and trading volumes of Telefónica shares from May 25, 2003 (the launch date of Telefónica's 2003 tender offer for Terra shares) through to February 14, 2005( the date that Telefónica announced its intention to make an offer for a merger with Terra).

Lehman Brothers also calculated the average market price of Telefónica shares for the one–month, six–month and one–year periods prior to February 14, 2005 and for the period from May 25, 2003 to February 14, 2005. The following table sets forth the results of this analysis:

Period	Average Share Price (€)
1 month	14.02
6 months	13.05
1 year	12.67
Since Launch of Tender Offer on May 28, 2003	11.52

C) Relative Valuation

Lehman Brothers performed a relative analysis of the past share price performance by comparing market prices of Terra shares (as adjusted for a dividend payment of €2.00 per share on July 29, 2004) to market prices of Telefónica shares during the period between May 28, 2003 and February 1, 2005. Lehman Brothers also calculated the average ratio of the market price of a Telefónica share to the adjusted price of a Terra share for the month of January 2005, the six–month period of August 2004 through January 2005, the one–year period of February 2004 through January 2005 and for the period between May 25, 2003 and January 4, 2005.

The following table sets forth the results of this analysis:

Period	Average Ratio
1 month	4.49:1
6 months	4.45:1
1 year	4.30:1
Since Launch of Tender Offer on May 28, 2003	4.02:1

Lehman Brothers Europe Limited noted that the ratios set forth in the above table were not adjusted to include the effect of the anticipated cash dividend of €0.60 to be paid to Terra shareholders prior to consummation of the merger.

D) Public Market Valuation of Consideration

Lehman Brothers Europe Limited analyzed the implied offer price for the proposed merger based on the exchange ratio of 4.5:1, the high and low market prices for Telefónica shares during the one month period prior to February 22, 2005 and the market price on such date, and adding the effect of the €0.60 anticipated dividend on Terra shares.

The results of this analysis are set forth in the table below:

	Low	High	As of February 22, 2005
Implied Terra Networks Share Price in Offer (€)	3.59	3.84	3.69

Lehman Brothers observed that the range of the implied offer price set forth in the table above is greater than the adjusted merger value of €3.57 per Terra Networks ordinary share mentioned above under the heading "-Terra Networks Valuation - Other Value Effects".

2.5.3 Reference to Tax Credit arising from the sale of Lycos Inc. during fiscal year 2004

As set forth in Terra's report corresponding to its annual financial statements for fiscal year 2004, Terra has recognized a tax credit in the amount of €272 million, which is the result of multiplying the applicable tax rate by the difference between the sale price of Lycos Inc. shares and the value with which the capital increase used to acquire this company was accounted for, less corrections that were already deductible for tax purposes prior to the sale.

Such report also notes that the possibility of showing a greater negative tax basis for fiscal year 2004, in the amount of up to 7.418 billion Euros, as a result of applying the tax acquisition value resulting from taking the market value of Lycos shares that were received, instead of the book value with which they were recorded in application of the provisions of Section 159 of the Corporations Act. Notwithstanding the foregoing, given the contrary position stated by the Spanish Revenue Service in response to tax questions in similar cases, and current uncertainties regarding the final decision that it might adopt, as of the date of preparation of the annual financial statements, no accounting effect whatsoever was taken into account with respect thereto. Despite the fact that the above–mentioned legal difficulties put the effectiveness of such tax credits into question, and that in the best of cases under the current situation, there will probably be a long time before recovery thereof, according to the advice received, a value of approximately €0.40 per share of Terra has been attributed thereto by the Board of Directors of Terra.

2.6 Comparison with the methods foreseen for de–listing offers

Merely as an indication, the Directors of Terra asked their financial advisor, Lehman Brothers, to calculate each of the Terra values that would result from applying the methods stipulated in Article 7.3 of Royal Decree 1197/1991, having regard to the dividend of €0.60 per share Terra plans to pay its shareholders prior to registration of the merger.

This analysis produced the following values:
  Underlying book value of Terra: €2.31 per share (as of December 31, 2004).

  Liquidation value of Terra: €2.28 per share.

  Average market price of Terra during the six–month period prior to February 14, 2005 (weighted average): €2.30 per share.

  Price of previously offered consideration, if any tender offer had been made in the preceding year. No tender offer had been made for Terra in the preceding year. Nonetheless, Terra was the subject of a tender offer by Telefónica in May 2003 at a price of €5.25 per share. Adjusting the price by the €2 anticipated dividend distributed by Terra to its shareholders between that date and the current time, and by the €0.60 anticipated dividend it plans to distribute before carrying out the merger, the comparable price would be €2.65 per share.

Consequently, the implied value of the Terra share in the merger (€2.98 per share) is higher than the highest price resulting from the application of the methods provided for in Article 7.3 of Royal Decree 1197/1991, adjusted by the €0.60 dividend per share to be distributed by Terra.

2.7 Conclusions

In the light of the foregoing, the Directors of Terra conclude:
  that the merger examined in this Report is highly advisable for both merging companies and their shareholders, since the merger will permit the integration of the telephone and Internet businesses and thus enable the two companies to deal successfully with the challenges posed by the development of the industry, technological change and customers' new needs; and
  that the exchange ratio was calculated on the basis of the actual values of the two merging Companies; and that the exchange ratio is deemed fair for the shareholders of Terra other than its majority shareholder, Telefónica, as confirmed by the financial advisors.

* * *

On the basis of the foregoing considerations, repeating where necessary the content of the Merger Plan, in accordance with the provisions of article 237 of the Corporations Law, the Directors of Terra Networks, with the qualifications indicated below, approve and sign this Report on the Plan for the merger by absorption of Terra Networks, S.A. into Telefónica, S.A.

* * *

Madrid, April 12, 2005.

/s/ Joaquín Faura Battle Mr. Joaquín Faura Battle	/s/ Francisco Moreno de Alborán y Viena Mr. Francisco Moreno de Alborán y de Vierna
/s/ Alfonso Merry del Val Gracie Mr. Alfonso Merry del Val Gracie	/s/Carlos Fernández–Prida Méndez– Núñez Mr. Carlos Fernández–Prida Méndez–Núñez
/s/ Luis Badía Almirall Mr. Luis Badía Almirall

It is noted for the record that (i) all the Directors appointed as per indication of Telefónica, S.A., that is, Mr. J. Alfonso Bustamante Bustamante, Mr. Enrique Used Aznar and Mr. Fernando Labad Sasiaín have abstained from attending and participating in the deliberations of the Board of Directors of Terra Networks, S.A. on this Report and, consequently, have not signed it, because it was believed that they are subject to a potential conflict of interest; and (ii) that D. Luis Bassat Coen has also abstained from participating in the deliberations in relation to it, because it was believed that he is subject to a potential conflict of interest, and for this reason his has not signed this report either.

Notes to the English version:

Free translation of a report originally issued in Spanish
In the event of discrepancy, the Spanish Language version prevails
This report does not express an opinion on the fairness of the transaction, the value of the security or the adequacy of the consideration to shareholders

Independent expert report in relation to the plan for

the merger by absorption of

Terra Networks, S.A. by TelefÓnica, S.A.

KPMG Auditores, S.L.
This report contains 28 pages
Ref: 05m31abm1.doc

To the Directors of
  Telefónica, S.A. and
  Terra Networks, S.A.

Pursuant to the provisions of article 236 of the Revised Text of the Spanish Corporations Law Ms. Eloísa Bermejo Zofio, Mercantile Registrar number IV for Madrid and its province, appointed KPMG Auditores, S.L. as independent expert to prepare this single report regarding the plan to carry out a merger by absorption of Terra Networks, S.A. by Telefónica, S.A. (hereinafter jointly referred to as the Companies) and about the net equity contributed by the company that will disappear and, in particular, as to whether or not the share exchange ratio is justified, the methods that have been used to calculate it and whether these are appropriate, stating the values determined and any specific valuation difficulties that may exist, as well as stating whether the net equity contributed by the company that will be dissolved is at least equal to the increase in share capital of the acquiring company.

1 Description of the Transaction

1.1 Identification of the entities participating in the merger

  Telefónica, S.A. (hereinafter Telefónica)

Telefónica, domiciled in Madrid, at Gran Vía, 28, was incorporated for an indefinite period by means of a notarial instrument executed before Mr. Alejandro Roselló Pastor, a Madrid Notary, on April 19, 1924, at entry No. 141 in his notarial register.

Telefónica is registered with the Commercial Registry of Madrid, in Book 12.534, Folio 21, Page M–6.164.

Telefónica's Taxpayer ID number is A–28.015.865.

  Terra Networks, S.A. (hereinafter Terra)

Terra, domiciled in Barcelona, at Nicaragua, 54, was incorporated for an indefinite period as Telefónica Comunicaciones Interactivas, S.A. by means of a notarial instrument executed before Mr. José Antonio Escartín Ipiens, a Madrid Notary, on December 4, 1998, at entry No. 5,276 in his notarial register, and changed its name to the current one by virtue of an instrument dated October 1, 1999, drawn up before Mr. Francisco Arriola Garrote, a Madrid Notary, and recorded under entry No. 1,269 in his notarial register. Terra moved to its current domicile by resolution adopted at the ordinary general shareholders' meeting held on June 8, 2000, converted into a public instrument before Mr. Nicolás Ferrero López, a Notary of Pozuelo de Alarcón, on August 3, 2000, and recorded under entry No. 2,893 in his notarial register.

Terra is registered with the Commercial Registry of Barcelona, in Book 32.874, Folio 165, Page B–217.925.

Terra's Taxpayer ID number is A–82.196.080.

1.2 Merger share exchange ratio

In accordance with the Merger Plan prepared by the boards of directors of Telefónica and Terra (hereinafter, the Plan or the Merger Plan), approved on February 23, 2005, the exchange ratio for the shares of the entities participating in the merger, which was determined by the Boards of Directors of Telefónica and Terra on the basis of the actual value of the corporate assets and liabilities of Telefónica and Terra, will be as follows (with no supplemental cash compensation):

Two (2) shares of Telefónica, each having a par value of one euro (€1), for every nine (9) Terra shares, each having a par value of two euro (€2).

The dividends that both companies plan to distribute (see section 1.6) have been taken into consideration in determining the share exchange ratio.

Furthermore, as mentioned in the Plan, Morgan Stanley & Co. Limited, (hereinafter Morgan Stanley) as Telefónica's financial advisor for this transaction (hereinafter, the Transaction) has expressed to the company's board of directors in its fairness opinion that the agreed–upon exchange ratio to be paid by Telefónica was fair from a financial point of view to Telefonica's shareholders. For their part, Lehman Brothers Europe Limited International (Europe), Spanish Branch, (hereinafter the Lehman) and Citigroup Global Markets Limited, (hereinafter the Citigroup) as Terra's financial advisors for the Transaction, have expressed to the latter company's board of directors in their fairness opinion that from a financial point of view the agreed–upon exchange ratio is fair for the shareholders of Terra other than its majority shareholder, Telefónica.

1.3 Merger balance sheets

For the purposes set forth in Article 239 of the Revised Text of the Spanish Corporations Law, the balance sheets for the merger shall be deemed to be the individual balance sheets of Telefónica and Terra as of December 31, 2004. These balance sheets were prepared by the respective boards of directors on February 23, 2005 and verified by the auditors of both companies and will be submitted for the approval of the shareholders at the general shareholders' meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

The merger balance sheet as at December 31, 2004 of Telefónica has been audited by Deloitte, S.L. who issued an unqualified audit report thereon dated March 4, 2005.

The merger balance sheet as at December 31, 2004 of Terra has been audited by Deloitte, S.L who issued an audit report on the individual annual accounts dated February 24, 2005 including the following emphasis paragraphs which are transcribed literally:

"3) Since the Company is the head of a group and meets certain requirements, it is obliged under current legislation to prepare separate consolidated financial statements, on which we issued our auditors' report on this same date which was qualified for the same uncertainty as that described in paragraph 5 to this report. The effect of consolidation, which was performed on the basis of the individual accounting records of the companies composing the Terra Group, with respect to the individual financial statements referred to above, was to decrease assets and the income for the year by €303,399 thousand and €26,945 thousand, respectively, and to increase reserves by €27,717 thousand (see Note 4–c to the financial statements referred to above).

4) On February 23, 2005, the Board of directors of Terra Networks, S.A., approved the plan for the merger of Telefónica, S.A. and the Company. This merger has not yet been approved by the respective Stockholders' Meetings. In this connection, the financial statements referred to above were prepared without taking into account the effects, if any, that could arise from the aforementioned merger.

As of December 31, 2004, the "Long–Term Investments" caption included a balance of €287,009 thousand, relating to prepaid income taxes and tax assets capitalized for tax losses incurred in 2001 and prior years (see Note 9). The directors of Terra Networks, S.A. consider that, subject to the materialization of certain circumstances and the fulfillment of certain assumptions, and based on the projections and business plans prepared by their external advisers for the next ten years, in the context of the aforementioned merger, this amount is recoverable in the aforementioned period of time. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results. Management of Terra Networks, S.A. intends to update the plan every year and, in any case, whenever the evolution of the business makes this necessary."

The report also includes the following qualification:

"5) As indicated in Note 14–d)1, as of the date of this Auditors' Report no decision had yet been handed down in relation to the claim for damages of an unquantified amount, filed by IDT (International Discount Telecommunications Corporation) against Terra Networks, S.A., Terra Networks USA, Inc. and Telefónica, S.A. The Company's directors and their external legal advisers consider that Terra Networks, S.A., has solid arguments on which to oppose the claims; although at the present stage of the proceedings they consider that they cannot predict the final outcome thereof."

1.4 Maximum increase in capital of Telefónica

The Merger Plan states that, at the date of the Plan, Telefónica held four hundred and thirty–six million two hundred and five thousand four hundred and nineteen (436,205,419) Terra shares, representing seventy five point eighty seven percent (75.87%) of the share capital.

The share capital of Terra is represented by 574,941,513 shares. The report also states that at that date, Terra held seven million (7,000,000) treasury stock, which were allocated for redemption following the amendment of the hedging system for the various Terra stock option plans for employees and management. The above–mentioned seven million (7,000,000) shares will not be part of the exchange, in compliance with the provisions of Article 249 of the Revised Text of the Spanish Corporations Law and similar provisions, although, following the registration of the merger, Telefónica will succeed Terra as the entity bound by such plans, which will be amended in accordance with the share exchange ratio established in this Plan. To avoid prejudice to the interests of the beneficiaries of these plans, Telefónica will establish, if necessary, mechanisms to ensure that due attention will be given to the commitments assumed by Terra in connection with the above–mentioned stock option plans.

Considering that the share capital of Terra is represented by 574,941,513 shares and that at the date of the merger Terra will hold 7,000,000 treasury stock, the maximum number of Terra shares that may be subject to the exchange would be 131,736,094 and, therefore, the maximum number of Telefónica shares to be conveyed to the Terra shareholders in the exchange would amount to 29,274,687.555.

Considering that the shares are indivisible and that fractions of shares cannot be issued or conveyed, it is imperative that the total number of Terra shares on the market for the share exchange must be a multiple of the share exchange ratio for the exchange to be properly carried out. Consequently, Telefónica plans to acquire seven additional Terra shares. In this case, the maximum number of shares necessary to perform the share exchange would be 29,274,686.

The Plan states that, if necessary, Telefónica will increase its share capital by the exact amount needed to make the exchange for Terra shares in accordance with the exchange ratio established in the Merger Plan.

The increase would be carried out through the issuance of the precise number of shares, each having a nominal value of one euro (€1), belonging to the same single class and series as the current Telefónica shares, as represented by book–entry accounts, with the application, in any event, of the provisions of Article 249 of the Corporations Law. In particular, the Terra shares held by Telefónica will not be exchanged, and will be cancelled.

The difference between the net book value of the assets and liabilities received by Telefónica by virtue of the merger covered by the Plan and the par value of the new shares issued by Telefónica - adjusted, if necessary, by the proportion represented by the new shares of the total shares delivered in exchange - shall be treated as share issuance premium.

Both the par value of such shares and the corresponding share issuance premium shall be entirely paid–up as a result of the en bloc conveyance of the corporate assets and liabilities of Terra to Telefónica, which, through universal succession, shall acquire the rights and obligations of Terra.

Based on Terra's individual annual accounts at December 31, 2004, the value of shareholders' equity of Terra amounted to Euros 1,633,964 thousand at that date. The value of shareholders' equity of Terra, net of treasury stock, at that date amounted to Euros 1,618,844 thousand.

Prior to execution of the merger, Terra plans to distribute a dividend of €0.60 per share issued with dividend–receipt rights, which should be taken into account in determining the book value of the assets and liabilities of Terra that will be transferred to Telefónica. The total amount of this dividend, considering that Terra's treasury stock currently totals 7,000,000 shares, would be Euros 340,765 thousand.

Consequently, the total amount of the share capital increase that Telefónica would be required to make would amount to Euros 29,274,686. The maximum share issuance premium, calculated on the basis of the net assets and liabilities of Terra at December 31, 2004 less the total amount of the dividends that Terra plans to distribute prior to the inscription of the merger in the Commercial Registry would amount to Euros 267,180 thousand.

Not withstanding the above, the maximum amount of the capital increase to be carried out by Telefónica pursuant to the established exchange ratio may be reduced through the delivery to Terra shareholders of old own shares held by Telefónica as treasury stock.

1.5 Date from which the shares delivered in exchange will carry the right to participate in corporate earnings

Shares that may be issued by Telefónica in connection with the capital increase mentioned in the previous paragraph, will entitle their owners to participate in the corporate earnings obtained by Telefónica as from January 1, 2005.

Previously existing Telefónica shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the par value of each share, in distributions made after the date that the merger deed is recorded with the Commercial Registry.

1.6 Dividends

For the preparation of this Merger Plan and the determination of the share exchange ratio indicated in Section 1.2 above, the boards of directors of Telefónica and Terra took into consideration the following dividend–payment plans:

  Telefónica plans to make the following distributions:

  Payment of an interim dividend on account of the earnings for the fiscal year ended December 31, 2004, which will be paid on May 13, 2005. This dividend was announced by the board of directors at its meeting held on January 26, 2005 and amounted to €0.23 per share.

As indicated in Section 1.5 above, Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from this dividend. This has been taken into consideration in the calculation of the share exchange ratio.

  The distribution of Telefónica's treasury stock, at the ratio of one share of treasury stock for every twenty–five shares owned by the shareholders, to be charged against the share issuance premium. The proposal for this distribution plan was approved by the board of directors at its meeting held on November 24, 2004. The distribution is subject to the corresponding approval by the shareholders of Telefónica at their ordinary general meeting. The payment is expected to be made during the days following the meeting and, in any event, before the merger of Telefónica and Terra is recorded with the Commercial Registry.

Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from such distribution. This was therefore taken into consideration in the determination of the share exchange ratio.

  The payment of a dividend with a charge against the share issuance premium which should be paid on November 11, 2005. The proposal for this dividend was announced by the board of directors at its meeting held on November 24, 2004. The distribution is subject to the corresponding approval by shareholders at the ordinary general shareholders' meeting of Telefónica. The exact amount of this dividend is expected to be €0.27 per share.

Unlike the provisions for dividends described above in subsections (i) and (ii), this dividend will be received by both the Telefónica shareholders and the Terra shareholders who become Telefónica shareholders as a result of the merger. This was therefore not taken into consideration in the determination of the share exchange ratio.

  Terra expects to distribute a dividend of €0.60 per share, with a charge to the share issuance premium. The proposal for this distribution was approved by the board of directors at its meeting held on February 23, 2005. The distribution is subject to the corresponding approval by the shareholders at the ordinary general shareholders' meeting of Terra. Payment is expected to be made during the days following the meeting and, in any event, before the merger of Telefónica and Terra is recorded with the Commercial Registry.

Only the shareholders of Terra will benefit from such distribution. This was therefore taken into consideration in the determination of the share exchange ratio.

1.7 Date of the accounting effects of the merger

January 1, 2005 is established as the date from which the transactions of Terra shall be deemed for accounting purposes to be for the account of Telefónica.

1.8 Administrative authorizations

The effectiveness of the planned merger shall be subject to the provision of notices and the procurement of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.

2 Valuation methods used to determine the share exchange ratio

A description of the methods followed by the Board of Directors of Telefónica and Terra to determine the share exchange ratio, based on information received from these companies, is as follows:

2.1 Telefónica

The actual value of Telefónica used by the Board of Directors to determine the share exchange ratio amounted to €66,361 million. This amount has been calculated based on the closing trading price of Telefónica on February 21, 2005 (€14.19 per share), discounting a total of €0.80 per share. This adjustment has been made on the basis of the dividends that Telefónica intends to distribute prior to registration of the merger and which, accordingly, will not be attributable to the shareholders of Terra once the share exchange has taken place. The dividends considered are as follows: (i) a dividend of €0.23 per share on account of profits for the year ended December 31, 2004, which will be paid to the current shareholders of Telefónica on May 13, 2005; and (ii) a non–monetary dividend, with a charge to the share issuance premium, of one share from Telefónica treasury stock for every twenty five shares held by the Telefónica shareholders which is planned to be paid immediately after the ordinary general meeting of shareholders is held to decide upon the merger. The estimated value of this dividend is €0.57 per share. The €0.27 dividend per share that is planned to be paid on November 11, 2005 has not been taken into consideration in making the adjustment because it will be paid subsequent to the registration of the merger and, consequently will benefit both the shareholders of Telefónica and the shareholders of Terra and will therefore not affect the share exchange ratio.

The closing trading price of Telefónica shares adjusted for the aforementioned dividends amounts to €13.39 per share and, multiplied by a total of 4,956 million Telefónica shares amounts to €66,361 million.

The Companies, after consultation with their financial advisors, consider that the valuation method based on the market quotation of the company is justified given the high level of liquidity of Telefónica shares.

Based on the information received from Telefónica, management of Telefónica contracted the services of Morgan Stanley as financial advisors for the Transaction, and to assist Telefónica with the valuation process of the Companies and Telefónica's determination and justification of the merger exchange ratio.

Appendix I includes the report prepared by Telefónica summarizing the valuation analyses and the justification of the share exchange ratio prepared by Telefónica with the financial advice of Morgan Stanley.

2.2 Terra

The actual value of Terra used by the Board of Directors to determine the share exchange ratio is €1,690 million. This actual value has been based on the sum–of–the–parts method, principally based on the discounting of cash flows, which has been contrasted with the following valuation methods: (i) multiples of comparable quoted companies, (ii) multiples paid in comparable transactions (iii) market quotations, and (iv) target prices of equity analysts. Furthermore, a dividend of €0.60 has been discounted which Terra plans to distribute prior to the registration of the merger. The resulting unit value of the Terra share is €2.98.

Based on the information received, Terra contracted the services of Citigroup and Lehman as financial advisors for the Transaction, and to assist Terra with the valuation process of the Companies and Terra's determination and justification of the merger share exchange ratio.

Appendix II includes the reports prepared by Terra summarizing the valuation analyses and the justification of the share exchange ratio prepared by Terra based on the advice of its financial advisors Citigroup and Lehman.

3 Scope and procedures applied in our work

Our analyses and confirmations have been carried out solely to comply with the requirements of article 236 of the Revised Text of the Spanish Corporations Law. The following procedures have been employed in our work:

3.1 Procurement and analysis mainly of the following information:

  The Merger Plan of February 23, 2005 formulated and approved by the boards of directors of Telefónica and Terra.

  Certificates of agreements of the boards of directors of Telefónica and Terra relating to the approval of the Merger Plan of February 23, 2005.

  Fairness opinions and valuation analysis documents on the Companies prepared by Morgan Stanley & Co. Limited, Lehman Brothers International (Europe), Spanish Branch and Citigroup, upon request of the respective boards of directors of the respective Companies.

  Information prepared by Terra and Telefónica in reply to the information required by the CNMV relating to the merger transaction dated February 25, 2005 and March 23, 2005.

  Individual and consolidated audited annual accounts of Telefónica and Terra for the years ended December 31, 2003 and 2004, audited by Deloitte, S.L. Audited annual accounts of Terra Networks España, S.A., Sociedad Unipersonal for the year ended December 31, 2004 audited by BDO Audibería Aduitores, S.L.

  Strategic Plan of Terra for the period from 2005 to 2008 both inclusive.

  Budget for Terra in respect of 2005.

  Financial projections of the statements of profit and loss of Terra prepared by management for the period from January 1, 2005 to December 31, 2008.

  Analytical financial information for Terra, by line of business, for the years ended December 31, 2003 and 2004.

  Financial projections of the statements of profit and loss of Telefónica prepared by management for the period from January 1, 2005 to December 31, 2008.

  Tax and legal reports relating to the planned merger, prepared for or by the management of each Company.

  Strategic Alliance Framework Agreement signed between Telefónica and Terra.

  Other commercial and shareholder contracts of the Companies, including those relating to options and binding offers for the purchase/sale of significant shareholdings or those under negotiation, which were considered relevant to the performance of our work.

  Stock exchange information on the quotations of Telefónica and Terra shares.

  Stock exchange information on shares of companies comparable to Telefónica and Terra.

  Public information on transactions concerning shares of companies with similar activities to those of Terra and Telefónica or any of their businesses, where appropriate.

  Financial reports prepared by equity research analysts on Telefónica and Terra.

  Other information considered relevant to our work.

3.2 Review and analysis using available information of each of the valuation analysis documents and the Fairness Opinions provided by the respective investment banks.

3.3 Review of the valuation methodologies employed and the respective parameters used by the Board of Directors to determine the share exchange ratio for the projected merger, with available supporting documentation.

3.4 Sensitivity analysis of the most significant variables which could affect the business of the Companies and, consequently, their estimated values and the corresponding share exchange ratio.

3.5 Meetings with management of both Companies and their advisors and auditors to gather other information, where applicable, which may be considered relevant to our work.

3.6 Procurement of a letter signed by the management of each Company confirming that, to the best of their knowledge, we have been provided with all information considered relevant for the preparation of our independent expert report, and that no other events have taken place between the date of the auditors' reports of Telefónica and Terra for the year ended December 31, 2004 and the date of our report that have not been brought to our attention and which may substantially modify the true and fair view of the Companies' net equity and/or financial position at that date and, consequently, affect the merger share exchange ratio.

Our work has been based on audited and/or unaudited information provided by Management of the Companies. For the purposes of our work we have assumed that this information is complete and accurate, and that it reflects the Companies' Management's best estimates of the future operating and financial prospects of the businesses.

Our work has also been based on information taken from public sources. However, our work did not include contrasting this information with external evidence. Nonetheless, we have confirmed, to the extent possible, that information provided is consistent with other data that has been provided to us during the course of our work.

We have assumed that all the required authorisations and registrations in Spain and other jurisdictions, in which the companies are present necessary to carry out the proposed merger transaction will be obtained without any adverse effect to Telefónica or Terra or the expected benefits of the merger transaction which could have a significant effect on our analysis.

We would also point out that our work is of an independent nature and therefore does not represent any kind of recommendation to Companies' management, shareholders or to third parties in relation to the position which should be taken regarding the planned merger Transaction or other transactions involving the Companies' shares. Our work does not address the relative merits of the current or past business strategies of the Companies or the planned merger transaction as compared to other business strategies or transactions that might be available to the Companies, nor does it address the underlying business decision of the Companies to proceed with the proposed merger transaction.

4 Special valuation difficulties

4.1 In addition to objective factors, all valuation work involves subjective factors which require the use of judgment. Consequently, the "value" obtained represents only a point of reference for the parties interested in carrying out a transaction. It is therefore not possible to provide assurance that third parties would necessarily agree with the conclusions reached.

4.2 It should also be taken into consideration that, in the context of an open market, different prices could exist for a particular business due to a number of subjective factors.

4.3 The discounted cash flow method used, among others, by the Companies and their financial advisors for the valuation of Terra and Telefónica has been based on the financial projections of the Companies prepared in accordance with the assumptions determined by the Companies' management, comprising their best estimates and judgments based on current circumstances and expected developments. Given the uncertainties inherent in any information concerning the future, certain assumptions may not materialize as initially defined and unexpected events could occur. It should be also taken into consideration that Terra forms part of the Telefónica group and the policies of both companies could therefore be more closely inter–related. Considering both of these circumstances, the estimated results and cash flows may not materialize as defined. If Telefónica were not a shareholder of Terra, the results and cash flows could differ from those used and the values obtained could therefore be affected.

4.4 Based on the information received in relation with Terra's sale of its participation in Lycos Inc. in 2004, Telefónica is considering the possibility of reporting additional tax losses for the 2004 tax year, under the procedure established in the third additional provision of Royal Decree 1163 of 21 September 1990, up to a maximum additional amount of €7,418 million. The additional tax loss carried forward would arise as a result of using, as the tax acquisition value of the shares in Lycos Inc, their fair market value at acquisition date rather than their net book value at which they were accounted for. Although, based on the interpretation of applicable tax legislation, certain technical arguments exist to support the rectification of the income tax return to claim the additional tax losses, the absence of identical or similar precedents that permit their application gives rise to reasonable uncertainties as to their possible acceptance by the tax authorities and, consequently, the possible effective use of such tax credits by the consolidated tax group of Telefónica, as well as the period in which these tax credits would become available for use.

4.5 We would point out that in accordance with information obtained and meetings held it is not possible to reliably estimate the terms or probability of renewal of the Strategic Alliance Framework contract between Telefónica and Terra dated February 12, 2003 when it expires on December 31, 2008. By virtue of this contract Telefónica guaranteed Terra a minimum margin of €78.5 million per annum until December 31, 2008 measured as the difference between the income resulting from the services rendered as a result of this agreement and the directly associated costs and investments.

4.6 The audit report on the consolidated annual accounts of Terra for the year ended December 31, 2004 included the following qualification:

"5) As indicated in Note 17–d)1, as of the date of this Auditors' Report no decision had yet been handed down in relation to the claim for damages of an unquantified amount, filed by IDT (International Discount Telecommunications Corporation) against Terra Networks, S.A., Terra Networks USA, Inc. and Telefónica, S.A. The Company's directors and their external legal advisers consider that Terra Networks, S.A., has solid arguments on which to oppose the claims; although at the present stage of the proceedings they consider that they cannot predict the final outcome thereof."

Consequently, the estimated range of values might have been affected had the outcome of the current uncertainty regarding this claim been known.

5 Conclusions

Based on the work carried out, with the sole purpose of complying with article 236 of the Revised Text of the Spanish Corporations Law and considering those matters described in section 4 above, we consider that:

  The valuation methodologies used by the Board of Directors to determine the actual value of the Companies are appropriate in the context and the circumstances of the proposed transaction, and justify the share exchange ratio proposed in the Merger Plan.

  The net equity transferred by the company that will be dissolved is at least equal to the maximum increase in capital of the acquiring company as foreseen in the Merger Plan.

Our conclusion should be interpreted within the context of the scope of our verifications, which does not include responsibilities other than those relating to the reasonableness of the methods employed and the proposed share exchange ratio.

This report has been prepared exclusively to comply with the provisions of article 236 of the Revised Text of the Spanish Corporations Law and should not be used for any other purpose.

/s/Ana Martínez Ramón

Partner

12 April 2005

Appendix I

Telefónica engaged Morgan Stanley & Co. Limited (hereinafter Morgan Stanley) to provide financial advisory services, including the assistance to Telefónica in the valuation of the companies, and the determination of the proposed merger exchange ratio. On February 23, 2005 Morgan Stanley rendered a fairness opinion to the Board of Directors of Telefónica in relation to the Transaction, in which it concluded that, based upon and subject to the considerations set forth in the said document, the exchange ratio to be paid by Telefónica and the extraordinary dividend of €0.60 per share to be distributed by Terra to its shareholders pursuant to the Merger Plan were fair from a financial point of view for Telefónica.

Telefónica determined the financial terms of the Transaction reflected in the Merger Plan based on valuation work performed, the advisory services of Morgan Stanley and negotiations with Terra under market conditions.

As part of its financial advisory services to Telefónica, Morgan Stanley carried out various analyses of the valuation of the companies in relation to the preparation of its fairness opinion. The analyses, summarized below, were based on closing prices for the ordinary shares of Telefónica and Terra as of February 21, 2005, adjusted to reflect the following dividend distributions announced by each of the two companies:

  Telefónica's share price: adjusted for a total of €0.80 per share in dividends announced by Telefónica (which will not be payable to Terra's current shareholders in respect of the Telefónica shares they will receive following the merger, pursuant to the Merger Plan) as follows: (a) €0.23 per share cash dividend payable to Telefónica's current shareholders on May 13, 2005; on account of profits for the year ended December 31, 2004; and (b) the distribution of one Telefónica share held in treasury stock for every 25 Telefónica shares held by current Telefónica shareholders with a charge to the share premium reserve following the annual general shareholders' meeting to be held on May 25, 2005 (estimated at €0.57 per share at Telefónica's closing share price as of February 21, 2005).

  Terra's share price: adjusted for the extraordinary cash dividend of €0.60 per share announced by Terra's board on February 23, 2005, which will be distributed to Terra's current shareholders prior to inscription of the merger in the Commercial Registry.

Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of Telefónica and Terra ordinary shares for various periods ended February 21, 2005. Morgan Stanley observed the following:
Period ended February 21, 2005	Telefónica	Terra
Last Three Months	€12.18 – €13.76	€2.20 – €2.70
Last Six Months	€10.66 – €13.76	€2.17 – €2.70
Last Twelve Months	€10.40 – €13.76	€2.17 – €2.70

Morgan Stanley calculated that the exchange ratio of 2 Telefónica ordinary shares for every 9 Terra ordinary shares pursuant to the Merger Plan represented a 15% premium on the unaffected share price of Terra ordinary shares as of February 11, 2005, and a 14% premium on the average price of Terra ordinary shares for the 30 trading days prior to February 21, 2005.

Comparable Companies Analysis

Morgan Stanley compared certain financial information of Telefónica and Terra with publicly available consensus financial projections in analysts' reports for other companies that shared similar business characteristics to Telefónica and Terra, respectively. The companies used in this comparison were as follows:

  With respect to Telefónica: Belgacom, British Telecom, Deutsche Telekom, France Telecom, KPN, Hellenic Telecommunications (OTE), Portugal Telecom, Swisscom, Tele Danmark (TDC), Telecom Italia, TeliaSonera, Telekom Austria and Telenor; and

  With respect to Terra: using as reference the unaffected closing share price of T–Online as of October 8, 2004 (prior to Deutsche Telekom's announcement of a minority buy–out tender offer followed by a merger with T–Online)

For the purposes of this analysis, Morgan Stanley analyzed the ratio of enterprise value (defined as market capitalization plus total debt less cash and cash equivalents, plus other adjustments) to estimated calendar year 2005 earnings before interest, taxes, depreciation and amortization for Telefónica and to estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization for Terra. Morgan Stanley applied this multiple to Telefónica's 2005 and Terra's 2006 earnings before interest, taxes, depreciation and amortization, utilizing as information sources for Telefónica, publicly available consensus financial projections analysts' reports, and for Terra, financial projections prepared by the management of Terra.

Based on Telefónica's and Terra's current number of outstanding ordinary shares and options, Morgan Stanley estimated the implied value per Telefónica and Terra ordinary share, respectively, as of February 21, 2005, as follows:
Financial data	Relevant data Statistic (EBITDA)	Comparable Companies' Multiples	Implied Value Per Share
Telefónica Aggregate Value to Estimated 2005 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	€14,301 million	5.6x – 6.6x	€10.89 – €13.77
Terra Aggregate Value to Estimated 2006 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	€60 million	12.6x	€2.67

None of the companies utilized in the comparable companies analysis are identical to Telefónica or Terra. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telefónica or Terra, such as the impact of competition on the businesses of Telefónica or Terra and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Telefónica or Terra or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley calculated the range of equity values per ordinary share for Telefónica and Terra based on a discounted cash flow analysis. With respect to Telefónica, Morgan Stanley relied on publicly available consensus financial projections in analysts' reports for calendar years 2005 through 2010 and extrapolations from these projections for calendar years 2011 through 2014. In arriving at a range of equity values per share of Telefónica ordinary shares, Morgan Stanley calculated the terminal value by applying a range of perpetual growth rates ranging from 1.0% to 1.5%. The unlevered free cash flows for calendar year 2005 through 2014 and the terminal value were then discounted to present values using a range of discount rates (weighted average cost of capital) of 8.0% to 9.0%. With respect to Terra, Morgan Stanley relied on Terra's financial projections provided by the management of Telefónica (which in turn had received them from Terra) for calendar years 2005 through 2008 and extrapolations from such projections for calendar years 2009 through 2014.

With respect to those financial projections and other information and data relating to Terra, including information as to Terra's tax situation, Morgan Stanley was advised by the Telefónica management that these projections and other information and data were prepared on bases of best current estimates and judgments of the management of Telefónica as to the future financial performance of Terra and of its tax situation. In arriving at a range of equity values per share of Terra ordinary shares, Morgan Stanley calculated the terminal value by applying a range of perpetual growth rates from 3.0% to 4.0%. The unlevered free cash flows from calendar year 2005 through 2014 and the terminal value were then discounted to present values using a range of discount rates of 11.5% to 12.5%. The unlevered free cash flows included the benefits for Telefónica resulting from the business or future tax or other savings of Terra, as well as payments to be received by Terra under its strategic alliance agreement signed with Telefónica.

The following table summarizes the results of Morgan Stanley's analysis:
Key Assumptions	Implied Equity Value (millions)	Implied Equity Value Per Share (€)
Telefónica: 1.0% – 1.5% perpetual growth rate, 8.0% – 9.0% discount rate	€69,928 – €88,215	€14.11 – €17.80
Terra: 3.0% – 4.0% perpetual growth rate, 11.5% – 12.5% discount rate	€1,448 – €1,522	€2.55 – €2.68

Equity Research Analysts' Price Targets

Morgan Stanley reviewed and analyzed the public market trading price targets for Telefónica and Terra ordinary shares prepared and published by equity research analysts. These price targets reflect each analyst's estimate of the future public market trading price of Telefónica and Terra ordinary shares. The range of equity analyst price targets reviewed for Telefónica and Terra were €13.70 – €15.70 and €2.30 – €2.65, respectively.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Terra ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Terra and future financial market conditions.

Precedent Transactions Analysis

Morgan Stanley reviewed Deutsche Telekom's minority buy–out tender offer for the 26% free float of T–Online it did not own and the follow–on merger between Deutsche Telekom and T–Online announced on October 9, 2004.

For the purposes of this analysis, Morgan Stanley analyzed the ratio of enterprise value, defined as market capitalization plus total debt less cash and cash equivalents plus other adjustments, to estimated calendar year 2005 earnings before interest, taxes, depreciation and amortization and applied this multiple to Terra's 2005 earnings before interest, taxes, depreciation and amortization, included in the financial forecasts prepared by the management of Terra. Based on Terra's current number of outstanding ordinary shares and options, Morgan Stanley estimated the implied value per Terra ordinary share as of February 21, 2005 as follows:
Financial data	Financial Statistic	Multiple applied based on precedent transaction	Implied Value Per Share
Enterprise Value of Terra to Estimated 2005 Earnings Before Interest, Taxes, Depreciation and Amortization	€52 million	17.7x	€2.96

None of the companies or transactions utilized in the precedent transaction analyses were identical to Terra or the merger. In evaluating the precedent transaction, Morgan Stanley made judgments and assumptions with regards to general business, market and financial conditions and other matters, many of which are beyond the control of Terra, such as the impact of competition on the business of Terra or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Terra or the industry or in the financial markets in general, which could affect the public trading value of the company or enterprise value of the transactions to which they are being compared.

Exchange Ratio Analysis

Morgan Stanley reviewed the ratios of the closing prices of Terra ordinary shares divided by the corresponding closing prices of Telefónica ordinary shares over various periods ended February 21, 2005. Morgan Stanley examined the premiums represented by from the merger exchange ratio of 0.2222, as set forth in the Merger Plan, using the benchmarks mentioned below and found them to be as follows:
	Telefónica (€/share)	Terra (€/share)	Implied exchange ratio	Implied premium[1]
last 90–day average	€12.18 – € 13.76	€2.20 – €2.70	0.181 – 0.196	23% – 13%
last six–month average	€10.66 – €13.76	€2.17 – €2.70	0.196 – 0.204	9% – 13%
last twelve–month average	€10.40 – €13.76	€2.17 – €2.70	0.196 – 0.209	6% – 13%

1Implied premium defined as announced exchange ratio of 0.2222 divided by implied exchange ratio for each average valuation

Appendix II

Terra engaged Citigroup Global Markets Limited (hereinafter Citigroup) and Lehman Brothers Europe Limited (hereinafter Lehman Brothers) to provide financial advisory services in connection with the Transaction and to assist Terra with the valuation process of Terra and Telefónica and Terra's determination and justification of the proposed exchange ratio for the merger. On February 23, 2005 both entities rendered a fairness opinion to the Board of Directors of Terra in relation to the Transaction in which they concluded that, based upon and subject to the considerations set forth in their reports, the merger exchange ratio and the extraordinary dividend of €0.60 per share to be distributed by Terra to its shareholders pursuant to the Merger Plan were fair from a financial point of view for the shareholders of Terra other than Telefónica.

Terra determined the financial terms of the Transaction reflected in the Merger Plan based on valuation work performed, the advisory services of both firm and advisors and negotiations with Telefónica under market conditions.

As part of their financial advisory services to Terra, Citigroup and Lehman Brothers carried out various analyses of the valuation of Companies in relation to the preparation of their respective fairness opinions. A summary of the analysis carried out by each of the aforementioned advisors is set out below:

1 Citigroup

A summary of the principal financial analyses performed by Citigroup in connection with the preparation of its fairness opinion is set out below. For these purposes, Citigroup considered, inter alia, the proposed dividend of €0.23 per share to be distributed by Telefónica with a charge to 2004 and the distribution proposed by Telefónica of 1 Telefónica share for every 25 Telefónica shares, in which holders of Terra shares would not benefit, as well as the proposed dividend of €0.60 per Terra share, which would be paid to all holders of Terra shares.

Historical Share Price Performance

Citigroup reviewed the relationship between movements in prices of Terra ordinary shares and the implied offer price for the merger for the period from July 25, 2003, the date on which Telefónica officially announced to the CNMV the number of Terra ordinary shares it had acquired in the tender offer, through February 11, 2005, the last trading day before Telefónica publicly announced its intention to make an offer for a merger transaction with Terra. The implied offer price for the merger was calculated by multiplying the adjusted Telefónica share price by the exchange ratio of 2/9 and then adding €0.60 for the effect of the anticipated dividend on Terra ordinary shares to be paid before consummation of the merger. The adjusted Telefónica share price was arrived at by subtracting the anticipated cash dividend of €0.23 from the Telefónica unadjusted share price and then adjusting the result for the anticipated dividend in shares on Telefónica ordinary shares of one share for every 25 shares. Terra shareholders will not participate in these cash and stock dividends. Citigroup also adjusted the Terra share price for the €2.00 cash dividend per Terra ordinary share paid in July 2004 in the period prior to the payment of such dividend.

In addition, Citigroup compared the implied offer price with the trading price of a Terra ordinary share on February 11, 2005 (the last trading day prior to the public announcement of Telefónica's intention to make an offer) and the one–, three– and six–month averages trading prices in the periods prior and up to February 21, 2005, in the case of Telefónica, and up to February 11, 2005, in the case of Terra. The following table sets forth the results of this analysis:
	Terra Ordinary Share Price(€)	Implied Offer Price (€)	Premium
February 11, 2005	3.19	3.58	12%
Last Month Average	3.11	3.56	14%
Last 3–Month Average	2.96	3.49	18%
Last 6–Month Average	2.90	3.35	16%

Precedent Transactions Analysis

Considering that Telefónica currently controls Terra, Citigroup compared the premium that the implied offer price for the merger represented over the price on the last trading day before announcement and over the three– and six–month trailing averages with the premia paid similar last trading days and for similar trailing periods represented by:

  the cash consideration for four recent de–listing tender offers by Spanish companies;

  the consideration in three recent mergers involving significant shareholders (owning less than half of the equity) of Spanish companies acquiring the remainder of the equity of those companies; and

the consideration for two recent offers by controlling shareholders (owning over half of the equity) of European internet service providers to acquire the remainder of the equity of those companies.

The precedent transactions considered by Citigroup were the following:

Spanish De–Listing Offers

Date Announced	Company
April 22, 2002	Hidroelectrica del Cantabrico
December 9, 2003	Aceralia Corporacion Siderurgica SA
May 31, 2004	Centros Comerciales Carrefour SA
June 4, 2004	Cementos Molins SA

Mergers with Significant Spanish Shareholder
Date Announced	Acquiror	Target
April 16, 2002	FCC	Portland Valderrivas
July 1, 2003	ACS	Dragados Group
August 1, 2003	Metrovacesa	Bami

Offers by Controlling Shareholders of European Internet companies
Date Announced	Acquiror	Target
February 23, 2004	France Telecom	Wanadoo
October 9, 2004	Deutsche Telekom	T–Online

Citigroup relied on publicly available for financial information for the precedent transactions and the companies involved therein. The following table summarizes the median premia (discount) offered in these transactions over the price on the last trading day before announcement and the three– and six–month trailing averages and, in the far right column, sets forth for comparative purposes the same information for the implied offer price in the proposed merger between Terra and Telefónica:
Period	Median Spanish De–Listing Offer Premia (Discount)	Median Spanish Merger Consideration Premia	Median European ISP Premia	Implied Offer Price Premium For Proposed Merger
1 day	(2.2)%	9.3%	8.6%	12%
3 month	2.7%	2.4%	17.3%	18%
6 month	7.0%	7.0%	19.0%	16%

Citigroup observed that none of the precedent transactions were identical to the proposed merger of Terra and Telefónica.

Terra Valuation

Discounted Cash Flow Analysis

Citigroup's primary methodology for reviewing the value of Terra was a sum–of–the–parts discounted cash flow analysis for each of Terra's individual operating assets and certain non–operating assets. Citigroup applied country–specific discount rates based on weighted average cost of capital assumptions to calculate the net present value of Terra management's forecast free cash flows from its operating assets, the benefits of future tax savings relating to net operating losses and payments to be received by Terra under its strategic alliance agreement with Telefónica. Citigroup applied greater discount rates, however, to calculate the net present value of a potential additional tax credit resulting from the August 2, 2004 sale by Terra of Lycos Inc. as Terra's ability to realize value from this contingent asset is speculative and difficult to predict. Citigroup then adjusted the value of Terra to reflect Terra's net cash (including amounts due from Telefónica under tax sharing arrangements) and other non–operating assets (including investments in unconsolidated entities and other non–wholly owned affiliates and anticipated proceeds from disposals). The result of this sum–of–the–parts discounted cash flow analysis was an implied value per Terra ordinary share of €2.90 to €3.71.

Comparable Companies Analysis

Using publicly available information, Citigroup reviewed the relative share price performance from July 2003 to February 2005 of Terra and the following five listed European internet service providers, as well as a market–weighted index comprised of these companies:

  freenet.de

  Iliad

  Telecom Italia Media

  Tiscali

  United Internet

Citigroup also compared the listed companies' multiples of firm value (equal to equity value plus straight debt, minority interests, straight preferred stock, all out–of–the–money convertibles, less investments in unconsolidated affiliates and cash) to forecasted revenues, gross profit and projected EBITDA for 2005 – 2007 with such multiples for Terra. Citigroup then calculated a range of illustrative valuations for Terra's operating assets by applying variances of plus or minus 10% from the medians of such multiples for the comparable companies to Terra's management's forecasts and then adding Terra's net cash and other non–operating assets valued in a manner consistent with the methodology employed in the analysis described above under the section "Discounted Cash Flow Analysis". The result of this comparable companies analysis was an implied value per Terra ordinary share of €2.73 to €3.77.

Citigroup observed that none of the selected companies were identical to Terra. In particular, Citigroup noted that Terra's lower expected profitability for 2005–2007 would suggest a valuation of Terra toward the lower end of the valuation range.

Research Analysts' Target Prices

Citigroup reviewed research analysts' target prices for Terra ordinary shares published between July 1, 2004 (after adjusting for the €2.00 cash dividend per Terra ordinary share paid in July 2004) and February 15, 2005. The range of these target prices (excluding the highest and lowest values) was from €2.80 to €3.17.

Telefónica Valuation

Citigroup was not provided with any non–publicly available business or financial information, including financial projections, for Telefónica and Citigroup had no access to Telefónica's management. This limited the valuation analyses with respect to Telefónica that were available to Citigroup.

Citigroup reviewed the value of Telefónica using a sum–of–the–parts analysis that used various valuation methodologies for Telefónica's primary operating assets, including trading comparables and market value, and then adjusted for overhead costs, non–operating assets and liabilities and minority interests. For Telefónica's principal operating assets-Telefónica Moviles, the fixed–line Spanish telecommunications business and Telefónica International-which collectively represent the majority of Telefónica's firm value, Citigroup's primary valuation methodology was based on a comparable companies analysis. Citigroup compared Telefónica Moviles to Telecom Italia Mobile and Vodafone and its market value; the Spanish fixed–line business was compared to British Telecom, and Telefónica International to Telmex, Telesp, Brasil Telecom and Tele Norte Leste. The result of this analysis was an implied value in the range of €13.36 to €16.39 per Telefónica share, as compared to a market price of €14.19 per Telefónica share as of February 21, 2005.

Citigroup also reviewed research analysts' target prices for Telefónica ordinary shares published between June 18, 2004 and February 11, 2005. The range of these target prices (excluding the three highest and the three lowest values) was from €13.50 to €16.50.

2 Lehman Brothers

A summary of the financial analysis utilized by Lehman Brothers in relation with the issue of its fairness opinion to Terra's Board of Directors is outlined below. For this purpose, Lehman Brothers took into account, amongst other factors, the proposed dividend of €0.23 per Telefónica share on account of 2004 profits and the distribution proposed by Telefónica of 1 Telefónica share for every 25 Telefónica shares, from which the holders of Terra shares would not benefit, and the proposed dividend of €0.60 per Terra share which Terra would pay to all Terra shareholders.

Terra Valuation

Sum–of–the–Parts Analysis

Lehman Brothers has carried out the valuation of Terra on the basis of a sum–of–the–parts approach, utilizing different valuation methodologies depending on the type of asset. For Terra's cash position, Lehman Brothers used book value as of December 31, 2004. For financial investments and interests in other companies, Lehman Brothers used market value, option value or net present value of future proceeds from the sale of interests subject to an offer or a commitment to buy from a third party. For the strategic alliance contract between Terra and Telefónica and Terra's joint venture interests, operating assets and tax credits, Lehman Brothers used the discounted cash flow method, whereby forecast free cash flows attributable to such assets were discounted to net present value by weighted average cost of capital rates.

In addition to using a discounted cash flow methodology, as a supplemental method, Terra's Spanish operating assets were also valued by using a comparable companies approach, whereby multiples derived from implied values from transactions involving companies in comparable businesses and from EBITDA and revenue of comparable companies were applied to Terra's Spanish access business and its other Spanish divisions. Multiples derived from subscriber acquisition costs and gross margins of companies in comparable businesses of Terra España were also applied to Terra's Spanish access business.

The result of Lehman Brother's sum–of–the–parts analysis was an implied value per Terra ordinary share of €3.18.

Other Value Effects

Lehman Brothers then observed that potential synergies, loss of historical tax credits and the potential ability to realize value from a tax credit relating to Terra's sale of Lycos Inc. were other potential sources of value or of loss of value not included in the sum–of–the parts analysis of Terra. Accordingly, Lehman Brothers calculated an adjustment to its sum–of–the–parts implied value per Terra ordinary share described above to take into account an estimate of the aggregate impact of these other potential effects on value to arrive at an adjusted merger value per Terra ordinary share of €3.57.

Comparable Companies Analysis

Lehman Brothers compared Terra as a whole against the following eight other companies:

  easynet

  freenet.de

  Iliad

  TI Media

  T–Online

  Tiscali

  United Internet

  Web.de

Lehman Brothers applied the average multiple of the comparable companies' enterprise values to the forecast EBITDA for each of 2005 and 2006 to Terra's forecast EBITDA for such years to calculate implied firm values for Terra, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €3.05 and €3.18 per Terra ordinary share based on Terra's forecast EBITDA for 2005 and 2006, respectively.

Lehman Brothers noted that, while the review of comparable companies served as comparative information, due to the different profitability and risk profile of Terra, the comparable companies analysis should not be deemed a meaningful valuation methodology.

Research Analyst Valuation

Lehman Brothers also reviewed research analyst target prices for Terra ordinary shares in reports published between April 2004 and February 8, 2005. Lehman Brothers adjusted two of the target prices published in April 2004 for the €2.00 dividend on Terra ordinary shares paid in July 2004. The average of these target prices was €3.00 and the median was €3.00.

Telefónica Valuation

Lehman Brothers was not provided with any non–publicly available business or financial information, including financial forecasts, for Telefónica. Therefore, Lehman Brothers Limited analyzed Telefónica's valuation using a market–based approach.

Research Analyst Valuation

Lehman Brothers reviewed research analyst target prices for Telefónica ordinary shares in reports published between November 11, 2004 and February 21, 2005. The average of these target prices was €14.92 and the median was €14.55.

Historical Share Price Performance

Lehman Brothers reviewed the historical share price performance and trading volumes of Telefónica ordinary shares from May 25, 2003, the launch date of Telefónica's 2003 tender offer for Terra shares, through to February 14, 2005, the date that Telefónica announced its intention to make an offer for a merger transaction with Terra. Lehman Brothers also calculated the average market price of Telefónica ordinary shares for the one–month, six–month and one–year periods prior to February 14, 2005 and for the period from May 25, 2003 to February 14, 2005. The following table sets forth the results of this analysis:
Period	Average Share Price (€)
1 month	14.02
6 months	13.05
1 year	12.67
Since Launch of Tender Offer on May 28, 2003	11.52

Relative Valuation

Lehman Brothers performed on analysis of relative valuation by comparing market prices of Terra ordinary shares (as adjusted for the extraordinary dividend payment of €2.00 per share on July 29, 2004) to market prices of Telefónica ordinary shares during the period from May 28, 2003 to February 1, 2005. Lehman Brothers also calculated the average ratio of the market price of a Telefónica ordinary share to the adjusted price of a Terra ordinary share for the month of January 2005, the six–month period of August 2004 through January 2005, the one–year period of February 2004 through January 2005 and for the period from May 25, 2003 to January 4, 2005. The following table sets forth the results of this analysis:
Period	Average Ratio
1 month	4.49:1
6 months	4.45:1
1 year	4.30:1
Since Launch of Tender Offer on May 28, 2003	4.02:1

Lehman Brothers noted that the ratios set forth in the table above were not adjusted to include the effect of the anticipated cash dividend of €0.60 to be paid to Terra shareholders prior to consummation of the merger.

Public Market Valuation of Consideration

Lehman Brothers then analyzed the implied offer price for the proposed merger based on the exchange ratio of 4.5:1 Term shares for Telefónica share, the high and low market prices for Telefónica ordinary shares during the one month period prior to February 22, 2005 and the market price on such date, and adding the effect of the €0.60 anticipated dividend on Terra ordinary shares. The results of this analysis are set forth in the table below:
	Low	High	As of February 22, 2005
Implied Terra Share Price in Offer (€)	3.59	3.84	3.69

Lehman Brothers observed that the range of the implied offer price set forth in the table above is greater than the adjusted merger value of €3.57 per Terra ordinary share discussed above under the heading "Terra Valuation - Other Value Effects".